Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of   this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company” or “Melco Crown Entertainment” or “we”) is pleased to announce the audited consolidated annual results of the Company and its subsidiaries (collectively the “Group”) for the year ended December 31, 2014 as follows:

FINANCIAL HIGHLIGHTS

•	Net revenues for the year ended December 31, 2014 were US$4.80 billion, a decrease of US$0.28 billion, or 5.6%, as compared with US$5.09 billion for the year ended December 31, 2013.

•	Net income attributable to Melco Crown Entertainment was US$608.3 million for the year ended December 31, 2014, as compared with net income of US$637.5 million for the year ended December 31, 2013.

•	Basic net income per Share attributable to Melco Crown Entertainment was US$0.369 for the year ended December 31, 2014 compared to basic net income per Share of US$0.386 for the year ended December 31, 2013.

•	Adjusted property EBITDA for the year ended December 31, 2014 was US$1,285.5 million, representing a decrease of US$93.6 million, or 6.8%, compared to US$1,379.1 million for the year ended December 31, 2013.

Unless otherwise defined herein, terms used in this announcement shall have the meanings ascribed to them in our 2013 annual report or our 2014 interim report.

CO-CHAIRMAN & CHIEF EXECUTIVE OFFICER’S STATEMENT

Melco Crown Entertainment experienced an eventful and challenging year in 2014 with significant advances towards realizing our exciting growth pipeline in Macau and abroad, including the opening of our newest integrated resort in Manila, while also competing strongly in a relatively weaker operating environment in Macau, resulting in improvements in gross gaming revenue market share in the second half of 2014.

Despite facing tougher market conditions, we have continued to focus on enhancing our unique world-class portfolio of operating assets and premium-focused, market-leading amenities and services, which positions us to compete strongly now, and in the future, ensuring we maintain our leadership position at the premium end of the market in Macau. We are also proud to once again be included on the Forbes Asia’s “Fabulous 50” list for the second consecutive year, which is a continued recognition of the enterprise’s excellent operating performance and exceptional innovation in the region.

Our Company has continued to play a pioneering role in delivering world-class leisure and entertainment attractions in Macau at our flagship property, City of Dreams, with our one-of-a-kind shows highlighted by the water-based extravaganza The House of Dancing Water and Asia’s first cabaret experience TABOO. During 2014, which marks the fifth anniversary of City of Dreams, we introduced SOHO, the new social hub offering diverse dining, entertainment and street cultural experience that bring visitors a unique dining and entertainment experience. We also revamped Kids’ City at City of Dreams, the largest family entertainment playground in Macau.

In recognition of our exceptional hospitality and dining services, we garnered eight Forbes 5-Star Awards, the most awarded to a single company in Macau. Altira Macau and Altira Spa were awarded Forbes 5-Star awards for the sixth consecutive year and Aurora at Altira Macau was once again recognized as a Forbes 5-Star restaurant. Crown Towers was awarded Forbes 5-Star awards for its hotel, spa and all its restaurants, namely Jade Dragon and The Tasting Room, for the second consecutive year, being the first hotel in Macau to achieve this status. Recently, we have proudly added yet another restaurant to our fine-dining selections by introducing the premium sushi specialist from Tokyo and the first and only in Macau — Shinji by Kanesaka — at Crown Towers, bringing visitors the most exquisite Japanese fine- dining experience in town.

City of Dreams in Macau continues to be meaningfully upgraded, with our new retail area well underway and scheduled for completion in the first half of 2016. We proudly announced our partnership with the award-winning and internationally renowned “Queen of the Curve” in architecture, Dame Zaha Hadid for the design of the fifth hotel tower at City of Dreams, which is under development.

Demonstrating our commitment to furthering Macau’s appeal as a multi-faceted leisure and tourism destination, significant progress was made on Studio City which will offer the most diverse mix of mass-market focused entertainment ever seen in Macau. Studio City, the next standalone integrated resort in the city, is due to open in the third quarter of 2015 and remains on track to meet its design and construction budget of US$2.3 billion. The new property is situated less than a minute’s walk from the now 24-hour operating Lotus Bridge border crossing, conveniently connecting it to visitors coming from Hengqin Island. This Hollywood-inspired gaming and entertainment complex is at the forefront of Asia’s next generation of immersive, world-leading, entertainment-driven gaming and leisure destination experiences. It will offer a wide range of stunning attractions, such as Asia’s highest ferris wheel embedded in the façade of the hotel tower, the world’s first Batman film franchise digital ride, a large-scale family entertainment center enlivened by DC Comics and Warner Bros. characters, a 5,000 seat live performance arena managed by Comcast-Spectacor, the world-renowned Pacha Nightclub and The House of Magic hosted by acclaimed illusionist Franz Harary.

Consistent with our ambition to embrace the icons of Hollywood’s entertainment industry through Studio City, we were thrilled to have enticed one of the world’s most renowned directors — Martin Scorsese — to direct a short film which is set to be a historical event. This special short-movie, “The Audition”, set around a Studio City storyline marks the first Hollywood-production in Macau and the very first time Leonardo DiCaprio, Robert De Niro and Brad Pitt have starred together under the direction of Mr. Scorsese. Delighted to serve as the executive producer of the film, I am also honored to be involved in this partnership between the Academy Award-winning film director and the Melco Crown Entertainment brand which is truly synergistic. “The Audition” is to premiere at the grand launch of the new resort later this year.

Melco Crown Entertainment has long been a leader in supporting the Macau government’s goal of diversifying the city’s leisure and tourism offerings, through our strategic approach to emphasize diversified and leading-edge entertainment. As our current portfolio and upcoming additions fully demonstrate, we strive for a good balance between gaming and non-gaming facilities, and set high standards in innovative leisure and entertainment offerings as we create unique landmarks in Macau that attract new and returning visitors alike and substantially support local and international tourism growth. Part of our strategy also involves bringing many internationally-renowned brands and attractions to Macau which further contribute to developing Macau into a truly world-class leisure, entertainment and gaming tourism hub in Asia. We continue to strive our utmost to enrich the local tourism and entertainment scene and achieve economic diversity in Macau.

Besides enriching the mix and variety of entertainment offerings in Macau, Melco Crown Entertainment also places priority on the development of our employees, as it is key to ensuring a sustainable future for our Company and Macau as a whole. We believe in life-long learning and personal development, as demonstrated by our in-house Learning Academy, allowing employees greater flexibility to achieve various qualifications for advancing their career. We also offer scholarships to our employees and their families to further their education. Internal career development is also a policy and culture of our Company. In the past six years, through meticulous planning, over 16,860 internal transfers and promotions have been offered. With competitive packages and career development opportunities, the future of our employees is in good hands.

Beyond Macau, our evolution into a leading gaming and entertainment company in Asia has taken a meaningful step forward with the successful opening of City of Dreams Manila. The new property has continued our outstanding tradition of offering unique and innovative leisure and entertainment experiences catering to a diverse clientele. It has introduced a collection of world-class brands and attractions to Manila — the luxurious Crown Towers hotel, Asia’s first celebrity-inspired Nobu Hotel and the acclaimed Hyatt City of Dreams Manila; premium nightclubs Pangaea and Chaos; specialty restaurants Nobu Restaurant, The Tasting Room and The Crystal Dragon; a retail boulevard housing some of the world’s most sought-after brands, as well as market-leading gaming facilities. The attractions of this integrated resort are designed to appeal to both local and international visitors. City of Dreams Manila also houses the world’s first DreamWorks-inspired, education-based interactive playspace, “DreamPlay by DreamWorks”. Within the short period since its opening, City of Dreams Manila has already won the esteemed “Integrated Resort of the Year” award at the annual International Gaming Awards which recognizes the very best casino or integrated resort, judging by its facilities offered, customer services including quality and professionalism of staff working at the venue, games offered, atmosphere, style and design of building, which together make the resort an outstanding choice for customers. With the opening of City of Dreams Manila, we have brought our highly successful flagship brand City of Dreams outside of Macau for the first time, marking a key milestone as we endeavor to expand in Asia and beyond.

With our outstanding portfolio of diversified assets and excellent staff, we are well-positioned to achieve sustainable development within the ever-evolving industry landscape and regional clientele, be it in Macau, Manila or any other potential future gaming markets such as Japan. We remain steadfast in our resolute belief that Asia, supported by a rapidly expanding middle-class and strong economic growth, continues to be the most important and exciting leisure and tourism market in the world.

Lastly, we would like to thank our Board of Directors, shareholders, employees and business associates for their dedication and support which have helped us accomplish significant progress in the past year. We look forward to scaling new heights and achieving new milestones through our ongoing and future development projects to ultimately create greater value for our shareholders and the community.

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Officer

MARKET OVERVIEW AND KEY HIGHLIGHTS

MARKET OVERVIEW

Macau Market

The Macau gaming market has been through a challenging period in 2014, delivering a year-over-year decline in gross gaming revenues of 2.6% compared to those in 2013, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014, while the higher margin mass market table games segment increased 15.5% over the same period. The weak operating environment has continued into 2015, with gross gaming revenues in Macau declining approximately 35.1% on a year-over-year basis in the first two months of 2015.

The mass market table games segment accounted for 35.4% of market-wide gross gaming revenues in 2014, compared to 29.9% for 2013. Melco Crown Entertainment, with its large exposure to the mass market table games segment in the fast growing Cotai region, is well positioned to cater to this increasingly important, and more profitable, segment of the market. Melco Crown Entertainment’s mass market exposure is set to increase over the foreseeable future with the opening of Studio City in the third quarter of 2015.

In 2014, visitation to Macau increased 7.5% over 2013, primarily driven by visitors from China which increased 14.1% over the same period. Visitors from China accounted for 67.4% of all visitors to Macau in 2014 compared to 63.5% in 2013. Visitors from Hong Kong and Taiwan accounted for 20.4% and 3.0% of total visitation in 2014, respectively.

Macau is anticipated to benefit from the PRC central and Macau governments’ long term development plans for the region, including improved infrastructure, immigration policies and the development of Hengqin Island. This wide-reaching development plan is expected to strengthen the appeal of Macau as a multi-faceted leisure and tourism destination, offering an increasingly expanded array of entertainment attractions and amenities to drive long term growth and a more diversified tourism experience.

KEY HIGHLIGHTS

Studio City

The development of Studio City remains on track to meet its US$2.3 billion design and construction budget and is due to open in the third quarter of 2015. Studio City, our Company’s next integrated resort in Cotai, Macau, will further expand our Company’s already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions which will further diversify Macau’s leisure and tourism offerings.

City of Dreams

We are in the early stage of developing the fifth hotel tower at City of Dreams. Collaborating on the design with the award winning, internationally renowned architect, Dame Zaha Hadid, our new hotel tower will add a truly iconic landmark to Macau, further extending City of Dreams’ leading position at the premium end of the market.

In August 2014, City of Dreams officially opened SOHO, a lifestyle food and beverage and entertainment precinct located on the second floor, which is designed to further broaden the appeal of the property to a wider range of visitors to Macau.

City of Dreams is expanding its retail precinct which is anticipated to be operational in the first half of 2016. The redevelopment is anticipated to strengthen City of Dream’s appeal with premium customers.

City of Dreams Manila

Melco Crown Entertainment marked the first expansion outside of Macau with the opening of City of Dreams Manila on December 14, 2014. City of Dreams Manila, an integrated resort located in Entertainment City, Manila, is expected to be one of the Philippines’ leading integrated tourism resorts and will diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry, enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market.

Other Recent Developments

On January 2, 2015, we submitted an application to the Stock Exchange for the voluntary withdrawal of the listing of our ordinary shares on the Main Board of Stock Exchange (the “Proposed De-Listing”), which has been approved by our Shareholders on March 25, 2015. The Proposed De-Listing is expected to take effect at 4:00 p.m. on Friday, July 3, 2015, subject to fulfillment of all conditions as disclosed in our circular dated March 4, 2015.

BUSINESS OVERVIEW

We are a developer, owner and operator of casino gaming and entertainment resort facilities in Asia.

We currently have two major casino based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also have a casino based operation in the Philippines, City of Dreams Manila.

We are also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort, which is expected to open in the third quarter of 2015. We are in the early stage of developing the fifth hotel tower at City of Dreams in Cotai, Macau and are currently reviewing the development plan and schedule of this hotel tower, by taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes Five-Star hotels in Macau: Altira Macau and The Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila, which opened in December 2014.

We generated a significant majority of the total revenues for the year ended December 31, 2014 from our operations in Macau, the principal market in which we compete.

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high end customers and rolling chip players from regional markets across Asia. As of December 31, 2014, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 500 gaming tables and approximately 1,400 gaming machines.

The Crown Towers hotel, a Forbes Five-Star hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams, together with SOHO, includes around 30 restaurants and bars, approximately 70 retail outlets, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,200 square feet of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams which had its grand opening in August 2014, offers customers a wide selection of food and beverage and other non-gaming offerings.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats features the internationally acclaimed and award winning “The House of Dancing Water” show.

We are expanding our retail precinct at City of Dreams, which is anticipated to open in the first half of 2016. We are also in the early stage of developing the fifth hotel tower at City of Dreams, although we are currently reviewing its development plan and schedule after taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2014, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 120 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Five-star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira Hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes 5-Star” rating in both Lodging and Spa categories by the Forbes Travel Guide for the sixth year in February 2015.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of December 31, 2014, Mocha Clubs had eight clubs with a total of 1,321 gaming machines in operation, which represented 10.1% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic table games without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

Studio City

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open in the third quarter of 2015. Studio City, upon completion, will include gaming facilities, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, including Asia’s highest ferris wheel, a Warner Bros.-themed family entertainment center, a fully-operational TV broadcast studio, the world’s first Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena and a live magic venue, as well as approximately 1,600 hotel rooms, a vast array of food and beverage outlets and approximately 350,000 square feet of themed and innovative retail space.

The Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. We believe that the location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage.

Studio City has an approved gross construction area of 707,078 square meters (equivalent to approximately 7.6 million square feet). We currently estimate that the design and construction cost for the first phase of Studio City will be approximately US$2.3 billion. Our plans for the expansionary phase at Studio City are under review.

City of Dreams Manila

City of Dreams Manila is one of the leading integrated tourism resorts in the Philippines. The property is located on an approximately 6.2-hectare site at the gateway of Entertainment City, Manila, close to Metro Manila’s international airport and central business district. City of Dreams Manila opened in December 2014 and represents our first entry into an entertainment and gaming market outside of Macau and an incremental source of earnings and cash flow outside of Macau.

The property has approximately 14,026 square meters (approximately 150,727 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square meters (approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 1,700 slot machines, 1,700 electronic table games and 380 gaming tables. As of December 31, 2014, we have approximately 1,508 slot machines, 158 electronic table games and 188 gaming tables in operation.

City of Dreams Manila has three hotels comprising Crown Towers hotel, Nobu Hotel and Hyatt City of Dreams Manila, with approximately 950 rooms in aggregate. City of Dreams Manila also features three separate entertainment venues: DreamPlay, a family entertainment center (which is expected to open in the first half of 2015); Centerplay, a live performance central lounge within the casino; and Chaos and Pangaea Ultra-Lounge, two night clubs encapsulated within the Fortune Egg. City of Dreams Manila also features a retail boulevard.

MANAGEMENT DISCUSSION AND ANALYSIS

Summary of Financial Results

For the year ended December 31, 2014, our total net revenues were US$4.80 billion, a decrease of 5.6% from US$5.09 billion of net revenues for the year ended December 31, 2013. Net income attributable to Melco Crown Entertainment for the year ended December 31, 2014 was US$608.3 million, as compared to net income of US$637.5 million for the year ended December 31, 2013. The decline in profitability was primarily attributable to a decrease in group-wide rolling chip revenues, partially offset by improved group-wide mass market table games revenues.

	Year Ended December 31,
	2014	2013	2012
	(in thousands of US$)
Net revenues	$4,802,309	$5,087,178	$4,078,013
Total operating costs and expenses	(4,116,949)	(4,247,354)	(3,570,921)
Operating income	685,360	839,824	507,092
Net income attributable to Melco Crown Entertainment	$608,280	$637,463	$417,203

Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

•	On November 26, 2012, Studio City Finance issued the Studio City Notes

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option

•	On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes

•	On June 24, 2014, MCP completed the 2014 Top-up Placement

•	On July 28, 2014, we drew down the entire delayed draw term loan facility under the Studio City Project Facility

•	On December 14, 2014, City of Dreams Manila started operations with its grand opening on February 2, 2015

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•	The current economic and operating environment that affects the gaming markets in Macau and the Philippines, including the impact of global and local economic conditions, changes in capital market conditions, the impact of the political, economic and regulatory environment, including changes to travel and visa policies, anti-smoking legislation as well as gaming table allocation policies in Macau, or any policies implemented by the PRC central and Macau governments and the general economic conditions in China and the Philippines;

•	The development of the gaming and leisure market in Macau and the Philippines, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau and the Philippines, particularly in developing diversified destination resort properties, and the commitment and support of the PRC central and Macau governments to improve and develop infrastructure both within, and connecting to, Macau and the commitment and support of the Philippines government to develop infrastructure and promote the Philippines as an attractive tourist destination;

•	The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•	The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits; as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

•	Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2014, 2013 and 2012, approximately 40.1%, 49.8% and 53.4% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2014, our top five customers and the largest customer were gaming promoters and accounted for approximately 20.4% and 7.0% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$284.8 million, US$391.9 million and US$308.6 million for the years ended December 31, 2014, 2013 and 2012, respectively;

•	Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of December 31, 2014 and 2013, approximately 55% and 72%, respectively, of our total indebtedness was based on fixed rates. The decrease was primarily due to the drawdown of the term loan under the Studio City Project Facility in July 2014, partially offset by the issuance of the Philippine Notes in January 2014 and the scheduled repayment of the term loan under the 2011 Credit Facilities. Based on December 31, 2014 and 2013 indebtedness and interest rate swap levels, an assumed 100 basis point change in the Hong Kong Interbank Offered Rate and London Interbank Offered Rate would cause our annual interest cost to change by approximately US$15.0 million and US$7.1 million, respectively; and

•	Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas, H.K. dollars and Philippine pesos. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities, including the issuance of the Philippine Notes in January 2014, denominated in Philippine pesos.

Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine pesos to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2014, in addition to H.K. dollars, Patacas and Philippine pesos, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2014 and 2013. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 5 to the consolidated financial statements included elsewhere in this announcement for further details related to our indebtedness as of December 31, 2014.

Major currencies in which our cash and bank balances (including bank deposits with original maturity over three months and restricted cash) held as of December 31, 2014 were U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine pesos and Patacas. Based on the cash and bank balances as of December 31, 2014 and 2013, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$31.1 million and US$21.6 million for the years ended December 31, 2014 and 2013, respectively.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2014 and 2013, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$20.5 million and US$6.7 million for the years ended December 31, 2014 and 2013, respectively.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Our total net revenues for the year ended December 31, 2014 were US$4.80 billion, a decrease of US$284.9 million, or 5.6%, from US$5.09 billion for the year ended December 31, 2013. The decline in total net revenues was primarily attributable to lower group-wide rolling chip revenues, partially offset by improved group-wide mass market table games revenues.

Our total net revenues for the year ended December 31, 2014 consisted of US$4.65 billion of casino revenues, representing 96.9% of our total net revenues, and US$148.1 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2013 comprised US$4.94 billion of casino revenues, representing 97.1% of our total net revenues, and US$145.7 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2014 were US$4.65 billion, representing a US$287.3 million, or 5.8%, decrease from casino revenues of US$4.94 billion for the year ended December 31, 2013, primarily due to a decrease in casino revenues at Altira Macau and City of Dreams of US$290.3 million, or 28.5%, and US$6.9 million, or 0.2%, respectively, partially offset by the casino revenue at City of Dreams Manila of US$6.7 million since it started operations on December 14, 2014. The overall decrease was primarily a result of decreased rolling chip volume and rolling chip win rate at both Altira Macau and City of Dreams, partially offset by improved blended mass market table games drop and blended mass table games hold percentage.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2014 was US$33.6 billion, representing a decrease of US$11.3 billion, or 25.2%, from US$44.9 billion for the year ended December 31, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.76% for the year ended December 31, 2014, within our expected level of 2.7% to 3.0%, while decreasing from 2.96% for the year ended December 31, 2013. In the mass market table games segment, mass market table games drop was US$756.7 million for the year ended December 31, 2014, representing an increase of 4.5% from US$724.0 million for the year ended December 31, 2013. The mass market table games hold percentage was 15.8% for the year ended December 31, 2014, a slight increase from 15.4% for the year ended December 31, 2013.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2014 of US$82.1 billion represented a decrease of US$14.9 billion, or 15.4%, from US$97.0 billion for the year ended December 31, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.83% for the year ended December 31, 2014, in line with our expected range of 2.7% to 3.0%, while decreasing from 2.95% for the year ended December 31, 2013. In the mass market table games segment, mass market table games drop was US$5.29 billion for the year ended December 31, 2014 which represented an increase of US$0.63 billion, or 13.5%, from US$4.66 billion for the year ended December 31, 2013. The mass market table games hold percentage was 37.5% in the year ended December 31, 2014, demonstrating an increase from 34.6% for the year ended December 31, 2013. Average net win per gaming machine per day was US$464 for the year ended December 31, 2014, an increase of US$103, or 28.5%, from US$361 for the year ended December 31, 2013.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2014 was US$303, an increase of approximately US$91, or 42.9%, from US$212 for the year ended December 31, 2013.

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2014 were
US$136.4 million, representing a US$8.8 million, or 6.9%, increase from room revenues (including the retail value of promotional allowances) of US$127.7 million for the year ended December 31, 2013. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$232, 99% and US$229, respectively, for the year ended December 31, 2014, as compared to US$230, 99% and US$227, respectively, for the year ended December 31, 2013. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$197, 99% and US$195, respectively, for the year ended December 31, 2014, as compared to US$189, 97% and US$183, respectively, for the year ended December 31, 2013.

Food, beverage and others. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2014 included food and beverage revenues of US$84.9 million and entertainment, retail and other revenues of US$108.4 million. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million, and entertainment, retail and other revenues of US$103.7 million. The increase of US$10.7 million in food, beverage and other revenues from the year ended December 31, 2013 to the year ended December 31, 2014 was primarily due to higher business volumes and improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.12 billion for the year ended December 31, 2014, representing a decrease of
US$130.4 million, or 3.1%, from US$4.25 billion for the year ended December 31, 2013. The decrease in operating costs was primarily due to a decrease in operating costs at Altira Macau which were in-line with the decreased gaming volume and associated decrease in revenues, a decrease in development costs, the gain on disposal of assets held for sale, partially offset by increase in general and administrative expenses and pre-opening costs to support expanding operations.

Casino. Casino expenses decreased by US$206.3 million, or 6.0%, to US$3.25 billion for the year ended December 31, 2014 from US$3.45 billion for the year ended December 31, 2013 primarily due to decrease in gaming tax and other levies and commission expenses of US$308.6 million, which decreased as a result of decreased gaming volume and an associated decrease in revenues, partially offset by an increase in payroll and other operating costs as well as complimentaries to gaming customers of US$102.3 million.

Rooms. Room expenses, which mainly represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, were US$12.7 million and US$12.5 million for the years ended December 31, 2014 and 2013, respectively. The slight increase was primarily due to an increase in payroll and other operating costs as a result of increased occupancy, partially offset by a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs were included in casino expenses.

Food, beverage and others. Food, beverage and others expenses were US$85.6 million and US$93.3 million for the years ended December 31, 2014 and 2013, respectively. The decrease was primarily due to a higher level of complimentary food, beverage and others offered to gaming customers for which the associated costs were included in casino expenses, partially offset by an increase in payroll and other operating costs associated with the increase in revenues.

General and administrative. General and administrative expenses increased by US$55.9 million, or 21.9%, to US$311.7 million for the year ended December 31, 2014 from US$255.8 million for the year ended December 31, 2013, primarily due to an increase in payroll expenses, share-based compensation, rental expenses, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$94.0 million for the year ended December 31, 2014 as compared to US$17.0 million for the year ended December 31, 2013. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the years ended December 31, 2014 and 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and Studio City. The increase was primarily due to the increase in payroll expenses and other administrative costs in City of Dreams Manila, mainly driven by the increase in headcount to cope with its opening on December 14, 2014.

Development costs. Development costs were US$10.7 million for the year ended December 31, 2014, which predominantly related to professional and consultancy fees as well as marketing and promotion costs for corporate business development. Development costs for the year ended December 31, 2013 of US$26.3 million primarily related to fees and costs associated with the corporate reorganization of MCP by the Company, as well as corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2014 and 2013.

Amortization of land use rights. Amortization of land use rights expenses remained stable at US$64.5 million and US$64.3 million for the years ended December 31, 2014 and 2013, respectively.

Depreciation and amortization. Depreciation and amortization expenses were US$246.7 million and US$261.3 million for the years ended December 31, 2014 and 2013, respectively. The decrease was primarily due to certain assets becoming fully depreciated at City of Dreams and Altira Macau during the year ended December 31, 2014, offset in part by depreciation of assets at City of Dreams Manila, which started operations on December 14, 2014.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property, which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2014 were US$8.7 million, which primarily included assets write-off of US$3.5 million on furniture, fixtures and equipment damaged by the typhoon in the Philippines and assets write-off and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2013 were US$6.9 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams and assets write-off of US$1.6 million as a result of the remodel of non-gaming attractions at City of Dreams.

Gain on disposal of assets held for sale. Gain on disposal of assets held for sale of US$22.1 million for the year ended December 31, 2014 related to the disposal of five units located at Golden Dragon Centre in Macau.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$20.0 million for the year ended December 31, 2014, as compared to US$7.7 million for the year ended December 31, 2013. The increase was primarily driven by higher level of deposits placed at banks to yield higher interest income during the year ended December 31, 2014.

Interest expenses were US$124.1 million (net of capitalized interest of US$96.9 million) for the year ended December 31, 2014, compared to US$152.7 million (net of capitalized interest of US$31.0 million) for the year ended December 31, 2013. The decrease in net interest expenses (net of interest capitalization) of US$28.6 million was primarily due to: (i) higher interest capitalization of US$65.9 million primarily associated with the Studio City and City of Dreams Manila construction and development projects; (ii) a lower interest charge of US$5.5 million as a result of the scheduled repayments of the term loan started from September 2013 and the repayment of the drawn revolving credit facility in late March 2013, both under the 2011 Credit Facilities; (iii) a lower interest charge of US$4.3 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds in March 2013; (iv) lower interest charges of US$1.1 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013; partially offset by (v) US$26.3 million higher interest expenses upon our drawdown of the term loan under the Studio City Project Facility in July 2014; (vi) US$19.8 million higher interest expenses upon our issuance of the Philippine Notes in January 2014; and (vii) US$5.8 million higher interest expenses on capital lease obligation relating to MCP’s building lease payments entered in March 2013.

Other finance costs for the year ended December 31, 2014 of US$47.0 million, included US$28.0 million of amortization of deferred financing costs and US$19.0 million of loan commitment and other finance fees. Other finance costs for the year ended December 31, 2013 of US$43.8 million, included US$18.2 million of amortization of deferred financing costs and US$25.6 million of loan commitment and other finance fees. The increase in amortization of deferred financing costs compared to the year ended December 31, 2013 was primarily due to the recognition of amortized deferred financing costs incurred for the 2013 Senior Notes issued in February 2013, the Philippine Notes issued in January 2014 and the term loan under the Studio City Project Facility drawn in July 2014, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The decrease in loan commitment and other finance fees compared to the year ended December 31, 2013 was primarily associated with the drawdown of term loan under the Studio City Project Facility in July 2014.

There was no loss on extinguishment of debt or costs associated with debt modification for the year ended December 31, 2014. Loss on extinguishment of debt for the year ended December 31, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization.

Costs associated with debt modification for the year ended December 31, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization.

Income tax (expense) credit

Income tax expense for the year ended December 31, 2014 was primarily attributable to a lump sum tax payable of US$2.8 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau, Macau Complementary Tax of US$2.8 million arising mainly due to a gain on disposal of assets held for sale, and Hong Kong Profits Tax of US$1.2 million, partially offset by a deferred tax credit of US$4.5 million. No provision for income tax for certain subsidiaries of the Company in the Philippines for the years ended December 31, 2014 and 2013 and no provision for income tax in the United States of America for the year ended December 31, 2013 were provided as the subsidiaries incurred tax losses. The effective tax rate for the year ended December 31, 2014 was 0.6%, as compared to 0.4% for the year ended December 31, 2013. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of a tax exemption on profits generated by Macau gaming operations of US$109.2 million and US$125.7 million during the years ended December 31, 2014 and 2013, respectively, which is set to expire in 2016, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions, and the effect of expenses for which no income tax benefit is receivable. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations; however, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$80.9 million for the year ended December 31, 2014, which compared to that of US$59.5 million for the year ended December 31, 2013, was primarily due to the share of the Studio City expenses of
US$40.0 million and MCP expenses of US$40.9 million, respectively, by the respective minority shareholders for the year ended December 31, 2014. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of MCP’s pre-operating expenses and financing costs during the year ended December 31, 2014 and the increase in the share of Studio City’s pre-operating expenses, partially offset by the decrease in share of Studio City’s financing costs mainly due to higher interest capitalization offset with the increase in interest expenses on the Studio City Project Facility, which was drawn in July 2014.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$608.3 million for the year ended December 31, 2014, compared to US$637.5 million for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Our total net revenues for the year ended December 31, 2013 were US$5.09 billion, an increase of US$1.01 billion, or 24.7%, from US$4.08 billion for the year ended December 31, 2012. The increase in total net revenues was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the rolling chip and gaming machines segments.

Our total net revenues for the year ended December 31, 2013 consisted of US$4.94 billion of casino revenues, representing 97.1% of our total net revenues, and US$145.7 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2013 were US$4.94 billion, representing a US$1.01 billion, or 25.6%, increase from casino revenues of US$3.93 billion for the year ended December 31, 2012, primarily due to an increase in casino revenues at City of Dreams and Altira Macau of US$935.2 million, or 33.5%, and US$65.5 million, or 6.9%, respectively. This increase was primarily a result of increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau, as well as an improved blended mass market table games hold percentage and rolling chip win rate. Mass market table games revenues benefited from the success of a range of gaming floor efficiency initiatives and improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2013 was US$44.9 billion, representing an increase of US$0.9 billion, or 2.2%, from US$44.0 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.96% for the year ended December 31, 2013, within our expected level of 2.7% to 3.0%, and increased slightly from 2.89% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$724.0 million for the year ended December 31, 2013, representing an increase of 20.4% from US$601.4 million for the year ended December 31, 2012. The mass market table games hold percentage was 15.4% for the year ended December 31, 2013, representing a decrease from 16.7% for the year ended December 31, 2012.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2013 of US$97.0 billion represented an increase of US$15.7 billion, or 19.3%, from US$81.3 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.95% for the year ended December 31, 2013, in line with our expected range of 2.7% to 3.0%, and reflected a slight increase from 2.92% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$4.66 billion for the year ended December 31, 2013 which represented an increase of US$1.07 billion, or 30.0%, from US$3.59 billion for the year ended December 31, 2012. The mass market table games hold percentage was 34.6% in the year ended December 31, 2013, demonstrating a large increase from 29.1% for the year ended December 31, 2012. Average net win per gaming machine per day was US$361 for the year ended December 31, 2013, an increase of US$48, or 15.2%, from US$313 for the year ended December 31, 2012.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2013 was US$212, an increase of approximately US$26, or 13.9%, from US$186 for the year ended December 31, 2012.

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 were US$127.7 million, representing a US$9.6 million, or 8.1%, increase from room revenues (including the retail value of promotional allowances) of US$118.1 million for the year ended December 31, 2012. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$230, 99% and US$227, respectively, for the year ended December 31, 2013, as compared to US$221, 98% and US$216, respectively, for the year ended December 31, 2012. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$189, 97% and US$183, respectively, for the year ended December 31, 2013, as compared to US$185, 93% and US$171, respectively, for the year ended December 31, 2012.

Food, beverage and others. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million and entertainment, retail and other revenues of US$103.7 million. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of US$90.8 million. The increase of US$19.1 million in food, beverage and other revenues from the year ended December 31, 2012 to the year ended December 31, 2013 was primarily due to higher business volumes associated with an increase in visitation during the year, as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.25 billion for the year ended December 31, 2013, representing an increase of US$676.4 million, or 18.9%, from US$3.57 billion for the year ended December 31, 2012. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau which were in line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with MCP after our acquisition of a majority interest in MCP, including fees and costs associated with the corporate reorganization of MCP.

Casino. Casino expenses increased by US$618.0 million, or 21.8%, to US$3.45 billion for the year ended December 31, 2013 from US$2.83 billion for the year ended December 31, 2012 primarily due to additional gaming tax and other levies and commission expenses of US$531.0 million, as well as other operating costs, such as payroll and promotional expenses of US$87.0 million, which increased as a result of increased gaming volume and an associated increase in revenues.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, decreased by 14.9% to US$12.5 million for the year ended December 31, 2013 from US$14.7 million for the year ended December 31, 2012, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$93.3 million and US$90.3 million for the years ended December 31, 2013 and 2012, respectively.

General and administrative. General and administrative expenses increased by US$28.8 million, or 12.7%, to US$255.8 million for the year ended December 31, 2013 from US$227.0 million for the year ended December 31, 2012, primarily due to an increase in payroll expenses, share-based compensation, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$17.0 million for the year ended December 31, 2013 as compared to US$5.8 million for the year ended December 31, 2012. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and Studio City. The pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with Studio City, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic.

Development costs. Development costs were US$26.3 million for the year ended December 31, 2013, which predominantly related to fees and costs associated with the corporate reorganization of MCP as well as corporate business development. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012 and a total of US$5.4 million of professional and consultancy fee for City of Dreams Manila, as well as corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2013 and 2012.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$64.3 million for the year ended December 31, 2013 from US$59.9 million for the year ended December 31, 2012 was primarily due to the additional amortization of land use rights expenses associated with the amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expenses were US$261.3 million and US$261.4 million for the years ended December 31, 2013 and 2012, respectively. The slight decrease was primarily due to fully depreciated assets at City of Dreams and Altira Macau during the year ended December 31, 2013, offset in part by depreciation of assets progressively added to City of Dreams.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2013 were US$6.9 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams and assets write-off of US$1.6 million as a result of the remodel of non-gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which mainly related to the write-off of US$4.4 million for excess payments in relation to a service contract at City of Dreams and US$2.4 million of costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$7.7 million for the year ended December 31, 2013, as compared to US$11.0 million for the year ended December 31, 2012. The decrease was primarily driven by lower interest income from the RMB Bonds proceeds deposit upon the early redemption of the RMB Bonds in March 2013.

Interest expenses were US$152.7 million, net of capitalized interest of US$31.0 million for the year ended December 31, 2013, compared to US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012. The increase in net interest expenses (net of interest capitalization) of US$43.1 million was primarily due to: (i) US$65.3 million higher interest expenses upon our issuance of Studio City Notes in November 2012; (ii) US$34.0 million interest on a capital lease obligation relating to MCP’s building lease payments incurred during the year ended December 31, 2013; partially offset by (iii) lower interest charges of US$10.5 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013 and US$19.5 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds; (iv) a lower interest charge of US$5.0 million as a result of the scheduled repayments of the term loan started from September 2013 and repayment of the drawn revolving credit facility, both under 2011 Credit Facilities; and (v) higher interest capitalization of US$20.6 million, primarily associated with Studio City construction and development projects.

Other finance costs for the year ended December 31, 2013 of US$43.8 million, included US$18.2 million of amortization of deferred financing costs and loan commitment fees of US$25.6 million. Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. The increase in amortization of deferred financing costs compared to the year ended December 31, 2012 was primarily due to the recognition of amortized deferred financing costs incurred for the Studio City Notes issued in November 2012 and the 2013 Senior Notes issued in February 2013, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The increase in loan commitment fees compared to the year ended December 31, 2012 was primarily associated with the Studio City Project Facility, which became effective from January 28, 2013.

Loss on extinguishment of debt for the year ended December 31, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization. There was no loss on extinguishment of debt for the year ended December 31, 2012.

Costs associated with debt modification for the year ended December 31, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization. Cost associated with debt modification for the year ended December 31, 2012 were US$3.3 million, which were primarily attributable to a consent solicitation fee in relation to the

2010 Senior Notes in October 2012.

Income tax (expense) credit

Income tax expense for the year ended December 31, 2013 was primarily attributable to a lump sum tax payable in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau. The effective tax rate for the year ended December 31, 2013 was 0.4%, as compared to a negative rate of 0.7% for the year ended December 31, 2012. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of a tax exemption on profits generated by Macau gaming operations of US$125.7 million and US$88.5 million during the years ended December 31, 2013 and 2012, respectively, which is set to expire in 2016, the effect of change in valuation allowance, and the effect of expenses for which no income tax benefit is receivable. Our management does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations; however, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$59.5 million for the year ended December 31, 2013, which compared to that of US$18.5 million for the year ended December 31, 2012, was primarily due to the share of Studio City expenses of US$48.0 million and MCP expenses of US$11.5 million, respectively, by the respective minority shareholders for the year ended December 31, 2013. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of Studio City’s financing costs and City of Dreams Manila’s pre-operating expenses during the year ended December 31, 2013.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$637.5 million for the year ended December 31, 2013, compared to US$417.2 million for the year ended December 31, 2012.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale, Corporate and Others expenses and other non-operating income and expenses, or Adjusted property EBITDA were US$1,285.5 million, US$1,379.1 million and US$995.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$84.8 million, US$1,165.6 million and US$36.3 million, respectively, for the year ended December 31, 2014, US$147.3 million, US$1,193.2 million and US$40.2 million, respectively, for the year ended December 31, 2013 and US$154.7 million, US$805.7 million and US$36.1 million, respectively, for the year ended December 31, 2012.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses, or Adjusted EBITDA, were US$1,166.5 million, US$1,287.8 million and US$920.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams, City of Dreams Manila and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this announcement may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this announcement, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income Attributable to Melco Crown Entertainment

	Year Ended December 31,
	2014	2013	2012
		(in thousands of US$)
Adjusted property EBITDA	$1,285,474	$1,379,111	$995,335
Corporate and Others expenses	(118,971)	(91,299)	(75,135)

Adjusted EBITDA	1,166,503	1,287,812	920,200
Payments to the Philippine Parties	(870)	—	—
Land rent to Belle Corporation	(3,562)	(3,045)	—
Pre-opening costs	(90,556)	(13,969)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Depreciation and amortization	(368,394)	(382,806)	(378,597)
Share-based compensation	(20,401)	(14,987)	(8,973)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—
Interest and other non-operating expenses, net	(154,938)	(259,370)	(111,363)
Income tax (expense) credit	(3,036)	(2,441)	2,943

Net income	527,386	578,013	398,672
Net loss attributable to noncontrolling interests	80,894	59,450	18,531

Net income attributable to Melco Crown Entertainment	$608,280	$637,463	$417,203

LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2014, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,597.7 million, US$110.6 million and US$1,816.6 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remains available for future drawdown.

In addition, under the Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. On July 28, 2014, we drew down the term loan under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On January 24, 2014, MCE Leisure Philippines issued its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. The net proceeds from the issuance of Philippine Notes were used for the development of City of Dreams Manila.

On June 24, 2014, MCP completed the 2014 Top-up Placement on the Philippine Stock Exchange raising net proceeds of approximately US$122.2 million.

An indictment from the Taipei District Prosecutors Office against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws was received in August 2014. In January 2013, the same Prosecutors Office froze one of our Taiwan branch office’s deposit accounts in connection with the investigation related to this indictment. Therefore, we have presented the balance of such deposit account as restricted cash in our financial statements. Please refer to “— Other Financing and Liquidity Matters” below for more details.

MCP’s restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of City of Dreams Manila. Under the Provisional License granted by PAGCOR, the Licensees are required to set-up an escrow account with an amount of US$100.0 million with a universal bank mutually agreed by PAGCOR and the Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the escrow account must be applied to City of Dreams Manila. The escrow account should have a maintaining balance of US$50.0 million equivalent until City of Dreams Manila’s completion. On March 21, 2013, MCE Leisure Philippines, as one of the Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account funds are expected to be released in the coming twelve months from December 31, 2014.

The Studio City cash and cash equivalents is mainly comprised of unspent proceeds from offering of the Studio City Notes, and drawdown of the term loan under the Studio City Project Facility, all of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and Studio City Project Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2014	2013	2012
	(in thousands of US$)
Net cash provided by operating activities	$894,614	$1,151,934	$950,233
Net cash used in investing activities	(1,605,269)	(1,209,270)	(1,335,718)
Net cash provided by (used in) financing activities	926,950	(264,967)	934,735
Effect of foreign exchange on cash and cash equivalents	(397)	(5,149)	1,935

Net increase (decrease) in cash and cash equivalents	215,898	(327,452)	551,185
Cash and cash equivalents at beginning of year	1,381,757	1,709,209	1,158,024

Cash and cash equivalents at end of year	$1,597,655	$1,381,757	$1,709,209

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$894.6 million for the year ended December 31, 2014, compared to US$1,151.9 million for the year ended December 31, 2013. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance as described in the foregoing section and increased working capital for the operations. Net cash provided by operating activities was US$1,151.9 million for the year ended December 31, 2013, compared to US$950.2 million for the year ended December 31, 2012. The increase in net cash provided in operating activities was mainly attributable to strong growth in underlying operating performance.

Investing Activities

Net cash used in investing activities was US$1,605.3 million for the year ended December 31, 2014, compared to net cash used in investing activities of US$1,209.3 million for the year ended December 31, 2013. The increase was primarily due to increased capital expenditures payments in 2014 related to Studio City and City of Dreams Manila. Net cash used in investing activities for the year ended December 31, 2014 included capital expenditure payment of US$1,214.9 million, an increase in restricted cash of US$678.2 million, advance payments for construction costs of US$107.6 million, deposits for acquisition of property and equipment of US$99.4 million and the land use rights payment of US$50.5 million, which were offset in part by a net decrease in bank deposits with original maturity over three months of US$516.3 million and net proceeds from sale of assets held for sale of US$29.3 million.

The net increase of US$678.2 million in the amount of restricted cash for the year ended December 31, 2014 was primarily due to the drawdown of the term loan under the Studio City Project Facility of US$1,295.7 million and capital injection for the Studio City project from our Company and our SCI minority shareholder of US$230.0 million, partially offset the withdrawal and payment of Studio City project costs and interest of US$847.5 million.

The decrease of US$516.3 million in the amount of bank deposits with original maturity over three months was due to maturity of deposits partially offset by new deposits placed during the year. As of December 31, 2014, we have placed bank deposits of US$110.6 million with their original maturity over three months for a better yield (December 31, 2013: US$626.9 million).

Net proceeds of US$29.3 million was received from the sale of assets held for sale, which completed during the year ended December 31, 2014 with a gain of US$22.1 million being recognized.

Our total capital expenditure payments for the year ended December 31, 2014 were US$1,214.9 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. Deposits for acquisition of property and equipment were US$99.4 million for the year ended December 31, 2014 mainly associated with Studio City and City of Dreams Manila. We also paid US$47.0 million and US$3.5 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payments during the year ended December 31, 2014.

Net cash used in investing activities was US$1,209.3 million for the year ended December 31, 2013, compared to net cash used in investing activities of US$1,335.7 million for the year ended December 31, 2012. Net cash used in investing activities for the year ended December 31, 2013 included bank deposits with original maturity over three months of US$626.9 million, capital expenditure payment of US$575.2 million, advance payments for construction costs of US$161.6 million, the land use rights payment of US$64.3 million, payment for contract acquisition costs and security deposit of US$32.0 million and deposits for acquisition of property and equipment of US$17.2 million, which were offset in part by the decrease in restricted cash of US$268.4 million.

The net decrease of US$268.4 million in the amount of restricted cash for the year ended December 31, 2013 was primarily due to (i) the release of deposit of proceeds from the issuance of the RMB Bonds of US$368.2 million pledged for the Deposit-Linked Loan upon our early redemption in March 2013; (ii) a decrease in Studio City restricted cash of US$53.1 million primarily due to withdrawal and payment of Studio City project costs of US$682.0 million and payment of Studio City Notes interest of US$71.1 million, partially offset by the capital injection for the Studio City project from our Company and our SCI minority shareholder of US$700.0 million; (iii) the US$50.0 million deposited to an escrow account as required by PAGCOR in March 2013; and (iv) the restricted Taiwan branch office’s deposit account of US$102.9 million.

Our total capital expenditure payments for the year ended December 31, 2013 were US$575.2 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. We also paid US$44.7 million and US$17.1 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payments, respectively, and US$2.5 million for the land use right payment for Altira Macau, during the year ended December 31, 2013.

As of December 31, 2013, we have placed bank deposits of US$626.9 million with their original maturity over three months for a better yield.

We expect to incur significant capital expenditures for Studio City, City of Dreams Manila, the retail precinct and the fifth hotel tower at City of Dreams in the future. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,
	2014	2013	2012
	(in thousands of US$)
Macau:
Mocha Clubs	$13,116	$6,515	$5,951
Altira Macau	21,984	5,464	7,105
City of Dreams	264,922	97,654	99,416
Studio City	907,455	440,826	115,385

Sub-total	1,207,477	550,459	227,857
The Philippines:
City of Dreams Manila	405,196	359,854	817
Corporate and Others	24,632	2,042	55,324

Total capital expenditures	$1,637,305	$912,355	$283,998

Our capital expenditures for the year ended December 31, 2014 increased significantly from that of the year ended December 31, 2013 primarily due to the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower. Our capital expenditures for the year ended December 31, 2013 increased significantly from that of the year ended December 31, 2012 primarily due to the development of Studio City and City of Dreams Manila.

Advance payments for construction costs for the year ended December 31, 2014 were US$107.6 million, compared to US$161.6 million for the year ended December 31, 2013, which were incurred primarily for the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower. There was no such payment made for the year ended December 31, 2012.

Our payment for contract acquisition costs and security deposit for the year ended December 31, 2013 were US$27.7 million and US$4.3 million, respectively, both of which were paid to Belle Corporation, one of the Philippine Parties, in relation to the closing arrangement agreement as well as the lease agreement of City of Dreams Manila. There was no such payment made for the years ended December 31, 2014 and 2012.

Financing Activities

Net cash provided by financing activities amounted to US$927.0 million for the year ended December 31, 2014, primarily due to (i) the proceeds of the drawdown of the term loan under the Studio City Project Facility of US$1,295.7 million; (ii) the proceeds of the issuance of the Philippine Notes of US$336.8 million; (iii) net proceeds from the issuance of shares of MCP of US$122.2 million; and (iv) the capital injection of US$92.0 million from the SCI minority shareholder, in accordance with our shareholder agreement, which were offset in part by (v) dividend payments of US$342.7 million; (vi) repurchase of Shares of US$300.5 million; (vii) the scheduled repayments of the term loan under 2011 Credit Facilities of US$256.7 million; and (viii) the payment of debt issuance cost primarily associated with the Philippine Notes and Studio City Project Facility of US$12.7 million.

Net cash used in financing activities amounted to US$265.0 million for the year ended December 31, 2013, primarily due to (i) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million; (ii) the early redemption of the RMB Bonds and Deposit-Linked Loan of US$721.5 million; (iii) the repayment of the revolving credit facility under the 2011 Credit Facilities of US$212.5 million; (iv) the scheduled repayments of the term loan under the 2011 Credit Facilities of US$128.4 million; (v) prepaid debt issuance costs of US$56.5 million associated with the Studio City Project Facility; (vi) the payment of debt issuance costs associated with the 2013 Senior Notes and Studio City Notes of US$19.6 million and US$7.0 million, respectively; (vii) the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million; and (viii) the purchase of MCE Shares of US$8.8 million under trust arrangement for further vesting of restricted shares. These were offset in part by (i) the proceeds of the issuance of the 2013 Senior Notes of US$1.0 billion; (ii) net proceeds from the issuance of shares of MCP of US$338.5 million; and (iii) capital injection of US$280.0 million from the SCI minority shareholder, in accordance with our shareholder agreement.

Net cash provided by financing activities amounted to US$934.7 million for the year ended December 31, 2012, primarily from the proceeds of the issuance of the Studio City Notes totaling US$825.0 million in November 2012, the proceeds from the drawdown of the Aircraft Term Loan totaling US$43.0 million in June 2012, capital injection of US$140.0 million from the SCI minority shareholder in accordance with our shareholder agreement and proceeds from the exercise of share options totaling US$3.6 million. These were offset in part by the payment of debt issuance costs of US$30.3 million, primarily associated with the Studio City Notes and consent solicitation fee for the 2010 Senior Notes, the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million and prepaid debt issuance costs of US$18.8 million associated with the Studio City Project Facility, as well as repayment of the Aircraft Term Loan of US$2.8 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2014:

As of December 31, 2014
(in thousands of US$)
Studio City Project Facility	$1,295,689
2013 Senior Notes	1,000,000
Studio City Notes	825,000
2011 Credit Facilities	417,166
Philippine Notes	336,195
Aircraft Term Loan	28,731

$3,902,781

Major changes in our indebtedness during the year ended and subsequent to December 31, 2014 are summarized below.

On January 24, 2014, MCE Leisure Philippines issued its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. The net proceeds from the issuance of Philippine Notes were used for the development of City of Dreams Manila.

On July 28, 2014, we drew down the term loan of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, with the revolving credit facility of HK$775,420,000 (equivalent to approximately US$100 million) under the Studio City Project Facility available for future drawdown, subject to satisfaction of certain conditions precedent.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

For further details of the above indebtedness, please refer to note 5 to the consolidated financial statements included elsewhere in this announcement, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, Studio City and the fifth hotel tower at City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

The construction budget for the first phase of Studio City is approximately US$2.3 billion. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, an prevailing market conditions. As of December 31, 2014, we had incurred expenditure for construction in progress of approximately US$1,450.5 million for the development of Studio City since our acquisition of a 60% equity interest in SCI.

For the purpose of financing the first phase of Studio City, we offered the US$825.0 million Studio City Notes and drew down the term loan of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this announcement, MCE and the SCI minority shareholder have contributed US$1,250.0 million to the first phase of Studio City in accordance with the shareholder agreement, including a completion guarantee support cash of US$225.0 million as required under the Studio City Project Facility.

In 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option on the Philippine Stock Exchange raising approximately US$338.5 million in net proceeds. In 2014, MCP completed the issuance of the Philippine Notes in January 2014 and the 2014 Top-up Placement on the Philippine Stock Exchange raising approximately US$122.2 million net proceeds in June 2014.

As of December 31, 2014, MCP has incurred construction and fixed asset costs of US$765.9 million, including recognition of assets under the capital lease obligations. City of Dreams Manila’s grand opening occurred on February 2, 2015.

In August 2014, our Board approved the implementation of a US$500 million stock repurchase program which, together with the Company’s dividend policy, provides us with an another mechanism to return surplus capital efficiently while retaining flexibility to fund our current operations and future development pipeline. During the year ended December 31, 2014, we repurchased 36,649,344 ordinary shares for US$300.5 million (including commissions) under this program of which 32,931,528 ordinary shares had been cancelled. Subsequent to December 31, 2014, we cancelled 3,717,816 ordinary shares.

The Company commenced expansion of its retail precinct at City of Dreams, which is expected to open in the first half of 2016. The Company has also commenced the development of the fifth hotel tower at City of Dreams although its development plan and schedule is currently under review and may be subject to change after taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2014, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling US$1,065.8 million including advance payments for construction costs of US$107.6 million. In addition, we have contingent liabilities arising in the ordinary course of business.

As of December 31, 2014 and December 31, 2013, our gearing ratios (total indebtedness divided by total assets) were 37.4% and 28.7%, respectively. Our gearing ratio increased as of December 31, 2014, primarily as a result of increased indebtedness from the drawdown of the term loan under the Studio City Project Facility and the issuance of Philippine Notes, offset by the scheduled repayments of the term loan under the 2011 Credit Facilities.

An indictment from the Taipei District Prosecutors Office against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws was received in August 2014. In January 2013, the same Prosecutors Office froze one of our Taiwan branch office’s deposit accounts in connection with the investigation related to this indictment. The frozen deposit account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen. We have presented the balance of such deposit account as non-current restricted cash in our financial statements. We will vigorously defend any allegations alleged against us, as based on Taiwan legal advice received, we believe our operations in Taiwan are in compliance with Taiwan laws. As at the date of this announcement, the indictment and the legal proceedings would have no immediate material impact on our business operations or financial position. We are monitoring this case closely and will re-assess the right and accessibility to the funds if there is any development in the case. We will account for the funds and provide relevant disclosure as and when appropriate as this case develops.

Each of Melco Crown Macau and Studio City Company Limited has a corporate rating of “BB” and “BB-” by Standard & Poor’s, respectively, and each of MCE Finance and Studio City Finance has a corporate rating of “Ba3” and “B2” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Restrictions on Distributions

For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see note 8 to the consolidated financial statements included elsewhere in this announcement.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2014	2013	2012
OPERATING REVENUES
Casino	$4,654,184	$4,941,487	$3,934,761
Rooms	136,427	127,661	118,059
Food and beverage	84,895	78,880	72,718
Entertainment, retail and others	108,417	103,739	90,789

Gross revenues	4,983,923	5,251,767	4,216,327
Less: promotional allowances	(181,614)	(164,589)	(138,314)

Net revenues	4,802,309	5,087,178	4,078,013

OPERATING COSTS AND EXPENSES
Casino	(3,246,404)	(3,452,736)	(2,834,762)
Rooms	(12,669)	(12,511)	(14,697)
Food and beverage	(23,513)	(29,114)	(27,531)
Entertainment, retail and others	(62,073)	(64,212)	(62,816)
General and administrative	(311,696)	(255,780)	(226,980)
Payments to the Philippine Parties	(870)	—	—
Pre-opening costs	(93,970)	(17,014)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,471)	(64,271)	(59,911)
Depreciation and amortization	(246,686)	(261,298)	(261,449)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—

Total operating costs and expenses	(4,116,949)	(4,247,354)	(3,570,921)

OPERATING INCOME	$685,360	$839,824	$507,092

	Year Ended December 31,
	2014	2013	2012
NON-OPERATING INCOME (EXPENSES)
Interest income	$20,025	$7,660	$10,958
Interest expenses, net of capitalized interest	(124,090)	(152,660)	(109,611)
Change in fair value of interest rate swap agreements	—	—	363
Amortization of deferred financing costs	(28,055)	(18,159)	(13,272)
Loan commitment and other finance fees	(18,976)	(25,643)	(1,324)
Foreign exchange (loss) gain, net	(6,155)	(10,756)	4,685
Other income, net	2,313	1,661	115
Loss on extinguishment of debt (Note 5)	—	(50,935)	—
Costs associated with debt modification (Note 5)	—	(10,538)	(3,277)

Total non-operating expenses, net	(154,938)	(259,370)	(111,363)

INCOME BEFORE INCOME TAX	530,422	580,454	395,729
INCOME TAX (EXPENSE) CREDIT (Note 7)	(3,036)	(2,441)	2,943

NET INCOME	527,386	578,013	398,672

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	80,894	59,450	18,531

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$608,280	$637,463	$417,203

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.369	$0.386	$0.254

Diluted	$0.366	$0.383	$0.252

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,647,571,547	1,649,678,643	1,645,346,902

Diluted	1,660,503,130	1,664,198,091	1,658,262,996

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2014	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,597,655	$1,381,757
Bank deposits with original maturity over three months	110,616	626,940
Restricted cash	1,447,034	770,294
Accounts receivable, net (Note 3)	253,665	287,880
Amounts due from affiliated companies (Note 10(a))	1,079	23
Deferred tax assets (Note 7)	532	—
Income tax receivable	15	18
Inventories	23,111	18,169
Prepaid expenses and other current assets	69,254	54,898
Assets held for sale	—	8,468

Total current assets	3,502,961	3,148,447

PROPERTY AND EQUIPMENT, NET	4,696,391	3,308,846

GAMING SUBCONCESSION, NET	427,794	485,031

INTANGIBLE ASSETS, NET	4,220	4,220

GOODWILL	81,915	81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	287,558	345,667

RESTRICTED CASH	369,549	373,371

DEFERRED TAX ASSETS (Note 7)	115	93

DEFERRED FINANCING COSTS, NET	174,872	114,431

LAND USE RIGHTS, NET	887,188	951,618

TOTAL ASSETS	$10,432,563	$8,813,639

	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable (Note 4)	$14,428	$9,825
Accrued expenses and other current liabilities	1,005,720	928,751
Income tax payable	6,621	6,584
Capital lease obligations, due within one year (Note 6)	23,512	27,265
Current portion of long-term debt (Note 5)	262,750	262,566
Amounts due to affiliated companies (Note 10(b))	3,626	2,900
Amount due to a shareholder (Note 10(c))	—	79

Total current liabilities	1,316,657	1,237,970

LONG-TERM DEBT (Note 5)	3,640,031	2,270,894

OTHER LONG-TERM LIABILITIES	93,441	28,492

DEFERRED TAX LIABILITIES (Note 7)	58,949	62,806

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 6)	278,027	253,029

LAND USE RIGHTS PAYABLE	3,788	35,466

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 shares as of December 31, 2014 and 2013 and issued — 1,633,701,920 and 1,666,633,448 shares as of December 31, 2014 and 2013, respectively)	16,337	16,667
Treasury shares, at cost (17,684,386 and 16,222,246 shares as of December 31, 2014 and 2013, respectively)	(33,167)	(5,960)
Additional paid-in capital	3,092,943	3,479,399
Accumulated other comprehensive losses	(17,149)	(15,592)
Retained earnings	1,227,177	772,156

Total Melco Crown Entertainment Limited shareholders’ equity	4,286,141	4,246,670

Noncontrolling interests	755,529	678,312

Total equity	5,041,670	4,924,982

TOTAL LIABILITIES AND EQUITY	$10,432,563	$8,813,639

NET CURRENT ASSETS	$2,186,304	$1,910,477

TOTAL ASSETS LESS CURRENT LIABILITIES	$9,115,906	$7,575,669

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its ordinary shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and its American depository shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America. The address of the Company’s registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The Company’s place of business in Hong Kong is 36/F, The Centrium, 60 Wyndham Street, Central, Hong Kong. On January 2, 2015, the Company submitted an application to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of its ordinary shares on the Main Board of Hong Kong Stock Exchange, further details please refer to Note 13(a).

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP”, through MCP’s subsidiary, MCE Leisure (Philippines) Corporation (“MCE Leisure”), currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. City of Dreams Manila commenced operations on December 14, 2014, with a grand opening of the integrated resort on February 2, 2015.

As of December 31, 2014 and 2013, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include applicable disclosures required by the Rules Governing the Listing of Securities on Hong Kong Stock Exchange and by the Hong Kong Companies Ordinance.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Restricted Cash

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2014 and 2013 comprises i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility as defined in Note 5 and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which has been frozen by the Taiwanese authority since January 2013 in connection with an investigation related to certain alleged violations of Taiwan banking and foreign exchange laws by certain employees of the Taiwan branch office, with indictment received in August 2014 against the subsidiary’s Taiwan branch office and such employees; iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of City of Dreams Manila project costs in accordance with the terms of the provisional license (the “Provisional License”) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”); and iv) interest income earned on restricted cash balance which are restricted as to withdrawal and use.

(c)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes are determined mainly from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,275,610, $2,479,958 and $2,024,697 for the years ended December 31, 2014, 2013 and 2012, respectively.

(d)	Net Income Attributable to Melco Crown Entertainment Limited Per Share

Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2014	2013	2012
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,647,571,547	1,649,678,643	1,645,346,902
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	12,931,583	14,519,448	12,916,094

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,660,503,130	1,664,198,091	1,658,262,996

During the years ended December 31, 2014, 2013 and 2012, 2,519,037, nil and 1,901,136 outstanding share options, and 701,681, nil and nil outstanding restricted shares as at December 31, 2014, 2013 and 2012, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

(e)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for interim and fiscal years beginning after December 15, 2016, and early adoption is not permitted. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In June 2014, the FASB issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The guidance is effective for interim and fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance can be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the consolidated financial statements and to all new or modified awards thereafter. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2014	2013
Casino	$414,515	$423,963
Hotel	1,728	1,353
Other	6,208	5,898

Sub-total	422,451	431,214
Less: allowance for doubtful debts	(168,786)	(143,334)

	$253,665	$287,880

During the years ended December 31, 2014, 2013 and 2012, the Group has provided allowance for doubtful debts, net of recoveries of $29,979, $43,750 and $26,566 and has directly written off accounts receivable of $7,690, $549 and $1,850, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2014	2013	2012
At beginning of year	$143,334	$113,264	$86,775
Additional allowance, net of recoveries	29,979	43,750	26,566
Reclassified to long-term receivables, net	(4,527)	(13,680)	(77)

At end of year	$168,786	$143,334	$113,264

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and various settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history.

The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,
	2014	2013
Current	$155,172	$187,377
1 – 30 days	52,574	57,727
31 – 60 days	18,719	11,607
61 – 90 days	3,937	11,878
Over 90 days	23,263	19,291

	$253,665	$287,880

4.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2014	2013
Within 30 days	$12,319	$8,429
31 – 60 days	691	341
61 – 90 days	381	478
Over 90 days	1,037	577

	$14,428	$9,825

5.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2014	2013
Studio City Project Facility	$1,295,689	$—
2013 Senior Notes	1,000,000	1,000,000
Studio City Notes	825,000	825,000
2011 Credit Facilities	417,166	673,883
Philippine Notes	336,195	—
Aircraft Term Loan	28,731	34,577

	3,902,781	2,533,460
Current portion of long-term debt	(262,750)	(262,566)

	$3,640,031	$2,270,894

2011 Credit Facilities

On June 22, 2011, Melco Crown (Macau) Limited (“Melco Crown Macau” or the “Borrower”), an indirect subsidiary of the Company entered into an amendment agreement (the “2011 Credit Facilities”) with certain lenders in respect of a senior secured credit facility (the “City of Dreams Project Facility”), which was entered on September 5, 2007 and which was subsequently amended from time to time, in an aggregate amount of $1,750,000 to fund the City of Dreams project, construction of an integrated entertainment resort complex in Macau. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

On June 30, 2011, the 2011 Credit Facilities, which was subsequently amended from time to time, became effective and among other things: (i) reduced the Term Loan Facility to Hong Kong dollar (“HK$”) 6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which are denominated in Hong Kong dollars; (ii) introduced new lenders and removed certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the borrowing group which included the Borrower and certain of its subsidiaries as defined under the City of Dreams Project Facility (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule which commenced on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent specified in the 2011 Credit Facilities and the 2011 Revolving Credit Facility is to be made available on a fully revolving basis to the date that is one month prior to the 2011 Revolving Credit Facility’s final maturity date.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

The 2011 Credit Facilities also contain certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011. As of December 31, 2014, management believes that the 2011 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail in Note 8). As of December 31, 2014 and 2013, the net assets of the 2011 Borrowing Group of approximately $3,559,000 and $3,220,000, respectively, were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $2,808, $2,453 and $1,324 were recognized during the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, the 2011 Term Loan Facility has been fully drawn down. During the years ended December 31, 2014 and 2013, the Group repaid HK$1,997,260,800 (equivalent to $256,717) and HK$998,630,400 (equivalent to $128,358), respectively, under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013. The Group repaid HK$1,653,154,570 (equivalent to $212,488) during the year ended December 31, 2013, and accordingly, the entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown as of December 31, 2014 and 2013. As of December 31, 2014 and 2013, the Group had total outstanding borrowings of HK$3,245,548,000 (equivalent to $417,166) and HK$5,242,809,600 (equivalent to $673,883), respectively, under the 2011 Credit Facilities.

During the year ended December 31, 2012, certain floating-for-fixed interest rate swap agreements entered by Melco Crown Macau during the year 2009 to limit the exposure to interest rate risk in connection with the City of Dreams Project Facility expired. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 1.98% per annum of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting and subsequent changes in fair value of the interest rate swap agreements were recognized in the consolidated statements of operations during the year ended December 31, 2012.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”), a wholly-owned subsidiary of the Company, issued and listed the $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”) on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes were general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of payment to all existing and future senior indebtedness of MCE Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

MCE Finance had the option to redeem all or part of the 2010 Senior Notes at any time prior to May 15, 2014, at a “make-whole” redemption price. Thereafter, MCE Finance had the option to redeem all or a portion of the 2010 Senior Notes at any time at fixed redemption prices that declined ratably over time.

Prior to May 15, 2013, MCE Finance had the option to redeem up to 35% of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also had the option to redeem in whole, but not in part of the 2010 Senior Notes at fixed redemption prices.

The indenture governing the 2010 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

There were provisions under the indenture of the 2010 Senior Notes that limited or prohibited certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who were not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 8).

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allowed MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as below under the 2013 Senior Notes.

RMB Bonds

On May 9, 2011, the Company issued and listed the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at 100% at par. The RMB Bonds were direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which at all times ranked equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that were both mandatory and of general application. The RMB Bonds would have matured on May 9, 2013 and the interest on the RMB Bonds was accrued at a rate of 3.75% per annum and was payable semi-annually in arrears on May 9 and November 9 of each year, commenced on November 9, 2011.

The Company had the option to redeem in whole, but not in part under certain circumstances as defined in the indenture, the RMB Bonds at any time prior to May 9, 2012 at an additional redemption price. Thereafter, the Company had the option to redeem in whole, but not in part, the RMB Bonds at any time after May 9, 2012 at a fixed redemption price.

The indenture governing the RMB Bonds contained certain negative pledge and financial covenants, providing that the Company should not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company was also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and a leverage ratio.

On March 11, 2013, the Company early redeemed the RMB Bonds in full in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest, which was partially funded from net proceeds from offering of the 2013 Senior Notes (described below). The Group wrote off the unamortized deferred financing costs of $586 immediately before redemption of the RMB Bonds as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013.

Deposit-Linked Loan

On May 20, 2011, the Company entered into a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan would have matured on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bore interest at a rate of 2.88% per annum and was payable semi-annually in arrears on May 8 and November 8 of each year, commenced on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable at fixed exchange rates on November 9, 2011 and May 9, 2012, respectively, and during the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable at fixed exchange rate on November 9, 2012. During the year ended December 31, 2012, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 was reclassified from accumulated other comprehensive losses to interest expenses.

On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), an indirect subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2014, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft. As of December 31, 2014 and 2013, the carrying value of aircraft was $40,974 and $46,437, respectively.

2013 Senior Notes

On February 7, 2013, MCE Finance issued and listed $1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”) and priced at 100% at par on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to (i) repurchase in full the 2010 Senior Notes of $600,000 and fund the related redemption costs of the 2010 Senior Notes of $102,497 and (ii) for the partial repayment of the RMB Bonds on March 11, 2013. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred financing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2013 which represented the portion of the underwriting fee and other third party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third party costs of $6,523 were capitalized as deferred financing costs.

MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time.

MCE Finance has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also has the option to redeem in whole, but not in part of the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2014, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note

8). As of December 31, 2014 and 2013, the net assets of MCE Finance and its restricted subsidiaries of approximately $3,639,000 and $3,296,000, respectively, were restricted from being distributed under the terms of the 2013 Senior Notes.

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), an indirect subsidiary which the Company holds 60% interest, issued and listed the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and priced at 100% at par on the SGX- ST. The Studio City Notes are general obligations of Studio City Finance, secured by a first- priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”), a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company Limited (“Studio City Company”), a wholly-owned indirect subsidiary of Studio City Finance, or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance used the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of Studio City Finance (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and were available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), and is restricted for use to pay future interest payments until the opening date (the “Opening Date”) of the Studio City project as defined in the Studio City Project Facility.

Concurrent with the submission of the first utilization request under the Studio City Project Facility on January 10, 2014, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 was released from the Note Interest Reserve Account and deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility. During the years ended December 31, 2014 and 2013, Studio City Finance paid Studio City Notes interest expenses amounting to $70,125 and $71,099, respectively, with funds from the Note Interest Reserve Account. The remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”) on the Opening Date. The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account and the Revenue Account.

As of December 31, 2014, the Group classified the balance of the Note Interest Reserve Account of $63,340 as current portion of restricted cash, while the balance of Note Debt Service Reserve Account of $35,064 as non-current portion of restricted cash on the consolidated balance sheets.

The Studio City Notes were subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility was not executed on or before March 31, 2013; and ii) the funds were not released from the Note Proceeds Account prior to January 28, 2014, the date that was one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second conditions were satisfied and the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of Studio City Finance (the “Note Disbursement Account”) for the Studio City project cost payments on January 17, 2014.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are financed in the following order:

•	the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 are used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and

•	thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

Studio City Finance has the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Studio City Finance also has the option to redeem in whole, but not in part of the Studio City Notes at fixed redemption prices.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2014, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 8). As of December 31, 2014 and 2013, the net assets of Studio City Finance and its restricted subsidiaries of approximately $102,000 and $171,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On January 28, 2013, Studio City Company (the “Studio City Borrower”) and certain lenders (the “Studio City Lenders”) executed a senior secured credit facilities denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”), pursuant to substantially all the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered on October 19, 2012 by the Studio City Borrower, the Studio City Lenders, the Company and New Cotai Investments, LLC (“New Cotai Investments”), an indirect noncontrolling shareholder who owns 40% interest in Studio City Borrower, to fund the Studio City project. The Studio City Project Facility consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on the earlier of (i) December 31, 2016, the first fiscal quarter end date falling not less than 45 months after January 28, 2013; and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent were satisfied until July 28, 2014, the date falling 18 months after January 28, 2013. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date.

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”).

The Studio City Borrower may make voluntary prepayments in respect of the Studio City Project Facility in a minimum amount of HK$100,000,000 (equivalent to $12,853), plus the amount of any applicable break costs. The Studio City Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the Studio City Borrowing Group, including but not limited to: (i) net termination or claim proceeds under the Studio City Borrowing Group’s land concessions, certain construction agreements or finance or project documents, subject to certain exceptions; (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $5,000; (iii) the net proceeds received by any member of the Studio City Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the Studio City Borrowing Group (subject to certain exceptions); (iv) 50% of the net proceeds of any permitted equity issuance of any member of the Studio City Borrowing Group; (v) the net proceeds of any debt issuance of any member of the Studio City Borrowing Group, subject to certain exceptions; (vi) insurance proceeds net of expenses to obtain such proceeds under the property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $10,000; and (vii) certain percentage of excess cash in accordance with leverage test.

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau relating solely to the operation of the Studio City gaming area are pledged as security for the Studio City Project Facility and related finance documents.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) paying dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility also contains certain financial covenants and the first test date of these financial covenants is the earlier of June 30, 2016 and the end of the second full financial quarter after Opening Date. As of December 31, 2014, management believes that Studio City Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 8). As of December 31, 2014 and 2013, the net assets of Studio City Investments and its restricted subsidiaries of approximately $175,000 and $217,000, respectively, were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013. The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $15,153 and $23,190, respectively, during the years ended December 31, 2014 and 2013.

In connection with the Studio City Project Facility, Studio City International Limited (“Studio City International”), an intermediate holding company of Studio City Finance and an indirect subsidiary which the Company holds 60% interest, is required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International has deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2014 and 2013. The Cash Collateral is required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with. As of December 31, 2014 and 2013, the Cash Collateral is classified as non-current portion of restricted cash in the consolidated balance sheets.

The Studio City Borrower had not drawn down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the year ended December 31, 2013. On July 28, 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down. As of December 31, 2014, the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future draw down, subject to satisfaction of certain conditions precedent.

The Studio City Borrower is required to, within 120 days after the drawdown of the Studio City Project Facility, enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the Studio City Notes are subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. Since the Studio City Borrower drew down the Studio City Term Loan Facility on July 28, 2014, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements in September 2014 to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower pays a fixed interest rate of 0.28% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment dates. All these interest rate swap agreements will expire in March 2015. These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were recognized in the consolidated statements of opeations. No hedge agreement has been entered as at December 31, 2013 as the Studio City Borrower has not drawn down on the Studio City Project Facility.

Philippine Notes

On January 24, 2014, MCE Leisure issued Philippine Peso (“PHP”) 15 billion 5% senior notes, due 2019 (the “Philippine Notes”) (equivalent to $336,825 based on exchange rate on transaction date) at par of 100% of the principal amount and offered to certain primary institutional lenders as noteholders via private placement in the Philippines, which was priced on December 19, 2013.

The Philippine Notes are general obligations of MCE Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment with all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure.

The Philippine Notes are guaranteed by MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure; and irrevocably and unconditionally by MCE on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Philippine Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commenced on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of approximately PHP230,769,000 (equivalent to $5,182 based on exchange rate on transaction date), was approximately PHP14,769,231,000 (equivalent to $331,643 based on exchange rate on transaction date). MCE Leisure used the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at 100% of the principal amount plus applicable premium as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries ability, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger. As of December 31, 2014, management believes that MCE Leisure was in compliance with each of the financial restrictions and requirements.

The Philippine Notes are exempted from registration with the Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by the Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders, accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B) which limit the assignment and transfer of the Philippine Notes to primary institutional lenders only and to be held by not more than nineteen primary institutional lenders at any time before maturity of the Philippine Notes.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2014	2013	2012
Interest for Studio City Notes**	$70,125	$71,099	$5,844
Interest for 2013 Senior Notes**	50,000	44,998	—
Interest for Studio City Project Facility*	26,321	—	—
Interest for Philippine Notes*	19,751	—	—
Interest for 2011 Credit Facilities*	11,337	16,841	21,849
Interest for Aircraft Term Loan*	998	1,191	705
Interest for 2010 Senior Notes	—	6,028	61,500
Amortization of discount in connection with issuance of 2010 Senior Notes	—	71	801
Interest for RMB Bonds	—	2,610	13,666
Interest for Deposit-Linked Loan	—	1,728	10,064

	178,532	144,566	114,429
Interest capitalized	(82,761)	(25,259)	(7,900)

	$95,771	$119,307	$106,529

*	Long-term debt repayable within five years
**	Long-term debt repayable after five years

During the years ended December 31, 2014, 2013 and 2012, the Group’s average borrowing rates were approximately 5.41%, 5.36% and 5.06% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2014 are as follows:

Year ending December 31,
2015	$262,750
2016	322,150
2017	161,897
2018	991,336
2019	339,648
Over 2019	1,825,000

$3,902,781

The long-term debt are repayable as follows:

	December 31,
	2014	2013
Within one year	$262,750	$262,566
More than one year, but not exceeding two years	322,150	262,749
More than two years, but not exceeding five years	1,492,881	179,697
More than five years	1,825,000	1,828,448

	3,902,781	2,533,460
Less: Amounts due within one year classified as current liabilities	(262,750)	(262,566)

	$3,640,031	$2,270,894

6.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 11) for lease of the land and certain of the building structures for City of Dreams Manila which expected to be expired on July 11, 2033, became effective upon completion of closing arrangement conditions and with minor changes from the original terms.

Apart from the MCP Lease Agreement, the Group entered into lease agreements with third parties of lease of certain property and equipment during the years ended December 31, 2014 and 2013.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital lease at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2014 are as follows:

Year ending December 31, 2015	$25,289
Year ending December 31, 2016	33,478
Year ending December 31, 2017	36,481
Year ending December 31, 2018	39,916
Year ending December 31, 2019	43,620
Over 2019	755,174

Total minimum lease payments	933,958
Less: amounts representing interest	(632,419)

Present value of minimum lease payments	301,539
Current portion	(23,512)

Non-current portion	$278,027

7.	INCOME TAXES

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the Philippines and other jurisdictions, respectively, during the years ended December 31, 2014, 2013 and 2012. The Company’s subsidiary incorporated in the United States of America and dissolved in June 2013, is subject to income tax in the United States of America up to the date of dissolution in 2013 and during the year ended December 31, 2012.

Pursuant to the approval notices issued by the Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by the Macau Government in April 2011.

The Macau Government has granted to subsidiaries of the Company, Altira Hotel Limited (“Altira Hotel”), in 2007, and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”), in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such declaration of utility purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The grant of further vehicle tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

The provision for income tax consisted of:

	Year Ended December 31,
	2014	2013	2012
Income tax provision for current year:
Macau Complementary Tax	$2,761	$41	$203
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	5,590	—
Hong Kong Profits Tax	1,171	654	513
Income tax in other jurisdictions	622	99	238

Sub-total	7,349	6,384	954

(Over) under provision of income tax in prior years:
Macau Complementary Tax	(57)	(417)	(171)
Hong Kong Profits Tax	124	(2)	32
Income tax in other jurisdictions	91	8	1

Sub-total	158	(411)	(138)

Deferred tax (credit) charge:
Macau Complementary Tax	(3,917)	(3,543)	(3,676)
Hong Kong Profits Tax	(22)	12	(81)
Income tax in other jurisdictions	(532)	(1)	(2)

Sub-total	(4,471)	(3,532)	(3,759)

Total income tax expense (credit)	$3,036	$2,441	$(2,943)

A reconciliation of the income tax expense (credit) to income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2014	2013	2012
Income before income tax	$530,422	$580,454	$395,729
Macau Complementary Tax rate	12%	12%	12%
Income tax expense at Macau Complementary Tax rate	63,651	69,654	47,487
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	5,590	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(25,416)	(9,642)	(556)
Under (over) provision in prior years	158	(411)	(138)
Effect of income for which no income tax expense is payable	(2,272)	(395)	(714)
Effect of expenses for which no income tax benefit is receivable	12,441	26,557	17,317
Effect of profits generated by gaming operations exempted from Macau Complimentary Tax	(109,189)	(125,702)	(88,491)
Change in valuation allowance	60,868	36,790	22,152

	$3,036	$2,441	$(2,943)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2014, 2013 and 2012, if applicable. Income tax in other jurisdictions for the years ended December 31, 2014, 2013 and 2012 were provided mainly for the profits of the representative offices and branches set up by a subsidiary of the Company in the region where they operate. For the year ended December 31, 2014, the provision for current income tax of one of the Company’s subsidiaries in the Philippines has been provided at 30% on the estimated taxable income and offset with a benefit from deferred income tax recognized up to the amount of income tax provided. No provisions for income tax for other subsidiaries of the Company in the Philippines for the years ended December 31, 2014, 2013 and 2012 and in the United States of America for the years ended December 31, 2013 and 2012 were provided as the subsidiaries incurred tax losses.

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2014, 2013 and 2012, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to Melco Crown Entertainment Limited for the years ended December 31, 2014, 2013 and 2012 would have been decreased by $109,189, $125,702 and $88,491, respectively. The basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.066 and $0.066 per share for the year ended December 31, 2014, $0.076 and $0.076 per share for the year ended December 31, 2013 and $0.054 and $0.053 per share for the year ended December 31, 2012, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of Macau Pataca (“MOP”) 22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively from 2012 through 2016, coinciding with the 5-year extension of the tax holiday as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2013 and 2012.

The effective tax rates for the years ended December 31, 2014, 2013 and 2012 were 0.6%, 0.4% and negative rate of 0.7%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complimentary Tax, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2014, 2013 and 2012.

The net deferred tax liabilities as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013
Deferred tax assets
Net operating loss carried forwards	$94,280	$66,744
Depreciation and amortization	13,377	11,100
Deferred deductible expenses	4,402	3,861
Deferred rents	12,896	5,001
Others	9,527	1,997

Sub-total	134,482	88,703

Valuation allowance
Current	(18,626)	(19,415)
Long-term	(109,301)	(69,195)

Sub-total	(127,927)	(88,610)

Total deferred tax assets	6,555	93

Deferred tax liabilities
Land use rights	(55,683)	(60,090)
Intangible assets	(505)	(505)
Unrealized capital allowance	(2,821)	(2,211)
Others	(5,848)	—

Total deferred tax liabilities	(64,857)	(62,806)

Deferred tax liabilities, net	$(58,302)	$(62,713)

As of December 31, 2014 and 2013, valuation allowance of $127,927 and $88,610 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2014, adjusted operating tax loss carry forwards, amounting to $153,845, $177,728 and $245,405 will expire in 2015, 2016 and 2017, respectively. Adjusted operating tax loss carried forwards of $159,715 has expired during the year ended December 31, 2014.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately $11,447 and $18,175 as at December 31, 2014 and 2013, respectively, are considered to be indefinitely reinvested and the amounts as of December 31, 2014 and 2013 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $1,717 and $2,725 as at December 31, 2014 and 2013, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2014 and 2013, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the United States of America and the Philippines are 6 years, 5 years, 3 years and 3 years, respectively.

8.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2014 and 2013, the balance of the reserve amounted to $31,202 and $31,201, respectively.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the 2013 Senior Notes and the 2010 Senior Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its respective restricted subsidiaries.

The indenture governing the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Finance and its restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Investments and its restricted subsidiaries.

9.	DIVIDENDS

On February 25, 2014, the Company’s Board of Directors adopted a new dividend policy (the “New Dividend Policy”). Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide its shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of the Company’s annual consolidated net income attributable to Melco Crown Entertainment Limited, commencing from the first quarter of 2014. The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

On April 16, 2014, the Company paid a special dividend of $0.1147 per share and recorded $189,459 as a distribution against share premium.

On June 6, 2014, September 4, 2014, December 4, 2014, the Company paid quarterly dividends of $0.0431, $0.0259 and $0.0239 per share, respectively, under the New Dividend Policy. During the year ended December 31, 2014, the Company recorded $153,259 as a distribution against retained earnings.

The total amount of special and quarterly dividends of $342,718 were paid during the year ended December 31, 2014.

On February 12, 2015, a quarterly dividend of $0.0171 per share has been declared by the Board of Directors of the Company and payable on March 16, 2015 to the shareholders of records as of March 4, 2015.

During the years ended December 31, 2013 and 2012, the Company did not declare or pay any cash dividends on the ordinary shares.

10.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014, 2013 and 2012, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2014	2013	2012
Transactions with affiliated companies
Crown’s subsidiary	Consultancy fee expense	$387	$370	$428
	Purchase of property and equipment	830	371	351
	Software license fee expense	312	312	312
Lisboa Holdings Limited(1)	Office rental expense	1,810	895	1,157
Melco’s subsidiaries and its associated companies	Consultancy fee expense	546	643	483
	Office rental expense	—	308	586
	Purchase of property and equipment	2,852	597	1,479
	Service fee expense(2)	775	802	646
	Other service fee income	632	510	345
	Rooms and food and beverage income	115	49	161
Shun Tak Holdings Limited and its subsidiaries (collectively referred to as the “Shun Tak Group”)(1)	Office rental expense	199	171	136
	Traveling expense(3)	3,641	2,962	2,976
Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Travelling expense	1,399	1,809	1,711
Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(3)	515	570	327
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the “STDM Group”)(1)	Office rental expense	1,457	1,405	1,404
	Service fee expense	203	222	216
	Traveling expense(3)	14	113	33

		Year Ended December 31,
Related companies	Nature of transactions	2014	2013	2012
Transactions with shareholders
Crown	Consultancy fee capitalized in deferred financing costs	$—	$—	$222
Melco	Development costs	—	—	3,000

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

Other Related Party Transaction

On December 18, 2014, MCE (IP) Holdings Limited (“MCE IP”), an indirect subsidiary of the Company, and Crown Films LLC (“CFL”), a subsidiary of Crown, entered into an assignment agreement, under which CFL agreed to assign exclusively to MCE IP a 50% share of a short film and all related elements at a consideration of $15,619, representing 50% of the total production cost incurred by CFL as at the date of the assignment agreement. The short film would be produced for the purpose of promoting the Company’s properties in Asia and Crown’s properties in Australia.

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Melco’s subsidiary and its associated company	$1,077	$20
Shun Tak Group	2	3

	$1,079	$23

The maximum amounts outstanding due from Melco’s subsidiary during the years ended December 31, 2014 and 2013 were $1,077 and $1,312, respectively. The maximum amounts outstanding due from Melco’s associated company during the years ended December 31, 2014 and 2013 were $20 and $65, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2014 and 2013 were $3 and $15, respectively.

The outstanding balances due from affiliated companies as of December 31, 2014 and 2013 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Crown’s subsidiary	$930	$474
Melco’s subsidiary and its associated company	1,933	1,403
Shun Tak Group	343	259
SJM	215	445
Sky Shuttle	130	151
STDM Group	75	168

	$3,626	$2,900

The outstanding balances due to affiliated companies as of December 31, 2014 and 2013 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c)	Amount Due To A Shareholder

The amount of $79 due to Melco as of December 31, 2013, mainly arising from expenses paid by Melco on behalf of the Group. The balance was unsecured, non-interest bearing and repayable on demand.

11.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and City of Dreams Manila which commenced operations on December 14, 2014. As of December 31, 2012, Mocha Clubs, Altira Macau, City of Dreams and Studio City were the primary businesses of the Group. Upon closing of the various agreements entered between MCP and its subsidiaries (collectively referred to as the “MCP Group”) and SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle and PremiumLeisure and Amusement, Inc. (collectively referred to as the “Philippine Parties”) for development and operation of City of Dreams Manila and the completion of the placing and subscription transaction of MCP during the year ended December 31, 2013, City of Dreams Manila has become one of the operating segments of the Group as of June 30, 2013. Taipa Square Casino is included within Corporate and Others.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2014	2013	2012
Macau:
Mocha Clubs	$173,150	$159,927	$176,830
Altira Macau	501,105	573,814	617,847
City of Dreams	3,133,680	3,148,657	3,147,322
Studio City	3,987,912	2,519,461	1,844,706

Sub-total	7,795,847	6,401,859	5,786,705
The Philippines:
City of Dreams Manila	1,070,723	631,377	30,193
Corporate and Others	1,565,993	1,780,403	2,130,568

Total consolidated assets	$10,432,563	$8,813,639	$7,947,466

Capital Expenditures

	Year Ended December 31,
	2014	2013	2012
Macau:
Mocha Clubs	$13,116	$6,515	$5,951
Altira Macau	21,984	5,464	7,105
City of Dreams	264,922	97,654	99,416
Studio City	907,455	440,826	115,385

Sub-total	1,207,477	550,459	227,857
The Philippines:
City of Dreams Manila	405,196	359,854	817
Corporate and Others	24,632	2,042	55,324

Total capital expenditures	$1,637,305	$912,355	$283,998

The Group’s segment information on its results of operations is as follows:

	Year Ended December 31,
	2014	2013	2012
NET REVENUES
Macau:
Mocha Clubs	$147,373	$148,683	$143,260
Altira Macau	744,850	1,033,801	966,770
City of Dreams	3,848,623	3,857,049	2,920,912
Studio City	1,767	1,093	160

Sub-total	4,742,613	5,040,626	4,031,102
The Philippines:
City of Dreams Manila	7,564	—	—
Corporate and Others	52,132	46,552	46,911

Total net revenues	$4,802,309	$5,087,178	$4,078,013

	Year Ended December 31,
	2014	2013	2012
ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$36,337	$40,222	$36,065
Altira Macau	84,795	147,340	154,697
City of Dreams	1,165,632	1,193,211	805,719
Studio City	(1,296)	(1,059)	(670)

Sub-total	1,285,468	1,379,714	995,811
The Philippines:
City of Dreams Manila	6	(603)	(476)

Total adjusted property EBITDA	1,285,474	1,379,111	995,335

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(870)	—	—
Pre-opening costs	(90,556)	(13,969)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,471)	(64,271)	(59,911)
Depreciation and amortization	(246,686)	(261,298)	(261,449)
Land rent to Belle	(3,562)	(3,045)	—
Share-based compensation	(20,401)	(14,987)	(8,973)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—
Corporate and Others expenses	(118,971)	(91,299)	(75,135)

Total operating costs and expenses	(600,114)	(539,287)	(488,243)

OPERATING INCOME	$685,360	$839,824	$507,092

	Year Ended December 31,
	2014	2013	2012
NON-OPERATING INCOME (EXPENSES)
Interest income	$20,025	$7,660	$10,958
Interest expenses, net of capitalized interest	(124,090)	(152,660)	(109,611)
Change in fair value of interest rate swap agreements	—	—	363
Amortization of deferred financing costs	(28,055)	(18,159)	(13,272)
Loan commitment and other finance fees	(18,976)	(25,643)	(1,324)
Foreign exchange (loss) gain, net	(6,155)	(10,756)	4,685
Other income, net	2,313	1,661	115
Loss on extinguishment of debt	—	(50,935)	—
Costs associated with debt modification	—	(10,538)	(3,277)

Total non-operating expenses, net	(154,938)	(259,370)	(111,363)

INCOME BEFORE INCOME TAX	530,422	580,454	395,729
INCOME TAX (EXPENSE) CREDIT	(3,036)	(2,441)	2,943

NET INCOME	527,386	578,013	398,672
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	80,894	59,450	18,531

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$608,280	$637,463	$417,203

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle, gain on disposal of assets held for sale, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2014	2013	2012
Macau	$5,366,692	$4,503,982	$4,301,461
The Philippines	728,999	334,827	817
Hong Kong and other foreign countries	1,817	1,289	203

Total long-lived assets	$6,097,508	$4,840,098	$4,302,481

12.	DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The significant differences, that have a material impact on the Company’s shareholders’ equity and net income attributable to Melco Crown Entertainment Limited, relate principally to the accounting for the following:

(a)	Capitalization of Amortization of Land Use Rights as Property and Equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b)	Borrowing Costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

(c)	Deferred Income Taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be a temporary difference and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable profit as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau, City of Dreams and Studio City are different under U.S. GAAP and IFRS. Accordingly, the amount of amortization of land use rights over the estimated useful lives and the deferred income taxes are different.

(d)	Share-based Compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to reflect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its consolidated financial statements. Compensation expense recognized will be different under U.S. GAAP and IFRS.

(e)	Deferred Financing Costs, Net

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt refinancing are distinguished and accounted for differently depending on the classification of such debt as modified or extinguished in accordance with U.S. GAAP. If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred financing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modification of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred financing costs are presented in the consolidated balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the consolidated balance sheets as a reduction of debt balance under IFRS.

(f)	Point-loyalty Programs

Under U.S. GAAP, an entity can choose between two approaches developed in practice to account for the point-loyalty programs: (1) the multiple-element approach (similar to the approach under IFRS), in which a portion of the revenue from the initial transaction(s) is generally deferred until redemption and (2) the incremental-cost approach, in which the estimated cost of the loyalty program points is recorded as a liability.

Under IFRS, loyalty program points granted to customers as part of a sales transaction that customers can redeem for free or discounted goods or services shall be accounted for as a separate identifiable component of the sales arrangement (i.e. multiple-element approach) and the fair value of the consideration received should be allocated between the loyalty program points and the other components in the arrangement, and recorded as deferred revenue until redemption.

The Group has adopted the incremental-cost approach in the preparation of its consolidated financial statements and accrued for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. Accordingly, the liability of point-loyalty programs recognized and the classification of casino revenue and casino expense will be different under U.S. GAAP and IFRS. Such differences do not have a material impact on the Company’s shareholders’ equity or net income attributable to Melco Crown Entertainment Limited in prior years. Therefore, no corresponding adjustment for prior years is made in the reconciliations below.

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on the Company’s shareholders’ equity as at December 31, 2014 and 2013 and net income attributable to Melco Crown Entertainment Limited during the years ended December 31, 2014, 2013 and 2012 but may affect future periods and the relevant details are set out below:

Impairment of Assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is defined as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash flows to be generated by the asset to their net present value.

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the years ended December 31, 2014, 2013 and 2012, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on financial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on the Company’s shareholders’ equity as at December 31, 2014 and 2013 or net income attributable to Melco Crown Entertainment Limited during the years ended December 31, 2014, 2013 and 2012.

The material adjustments necessary to restate net income attributable to Melco Crown Entertainment Limited and the Company’s shareholders’ equity in accordance with IFRS are summarized as follows:

	Year Ended December 31,
	2014	2013	2012
Net income attributable to Melco Crown Entertainment Limited as reported under U.S. GAAP	$608,280	$637,463	$417,203
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	41,063	40,843	36,504
Additional capitalization of borrowing costs as property and equipment	7,162	17,052	2,364
Reversal of deferred tax in relation to land use rights	(4,407)	(4,407)	(4,055)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	4,695	4,695	4,695
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(2,067)	(2,029)	(2,029)
Additional share-based compensation recognized	(1,577)	(1,689)	(468)
Reduction in amortization of deferred financing costs	6,574	7,480	7,152
Financing costs recognized as part of loss on extinguishment of debt	—	(6,523)	—
Additional deferred revenue on point-loyalty programs	(1,604)	(5,581)	—
Reduction in net loss attributable to noncontrolling interests(1)	(19,109)	(22,507)	(15,148)

Net income attributable to Melco Crown Entertainment Limited as reported under IFRS	$639,010	$664,797	$446,218

Net income attributable to Melco Crown Entertainment Limited per share under IFRS:
Basic	$0.388	$0.403	$0.271

Diluted	$0.385	$0.399	$0.269

Weighted average shares used in net income attributable to Melco Crown Entertainment Limited per share calculation under IFRS:
Basic	1,647,571,547	1,649,678,643	1,645,346,902

Diluted	1,660,848,893	1,664,780,594	1,658,485,592

	December 31,
	2014	2013
The Company’s shareholders’ equity as reported under U.S. GAAP	$4,286,141	$4,246,670

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	179,553	138,490
Additional capitalization of borrowing costs as property and equipment	28,284	21,122
Reduction in amortization of deferred financing costs	24,592	18,018
Reversal of deferred tax in relation to land use rights	(24,024)	(19,617)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	21,432	16,737
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(11,722)	(9,655)
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(35,851)
Additional deferred revenue on point-loyalty programs	(7,185)	(5,581)
Reduction in net loss attributable to noncontrolling interests	(61,984)	(42,875)
Noncontrolling interests’ share on additional share-based compensation recognized	(1,428)	(614)
Noncontrolling interests’ share on additional share-based compensation recognized as a result of change in shareholding of the Philippine subsidiaries	(315)	—

The Company’s shareholders’ equity as reported under IFRS	$4,397,493	$4,326,844

A reconciliation of the significant consolidated balance sheets accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	December 31,
	2014	2013
Property and equipment, net:
As reported	$4,696,391	$3,308,846
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	180,591	139,528
Additional capitalization of borrowing costs as property and equipment	28,284	21,122
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(11,722)	(9,655)
Capitalization of start-up costs as property and equipment	910	910

Under IFRS	$4,894,454	$3,460,751

Deferred financing costs, net:
As reported	$174,872	$114,431
IFRS adjustments(2):
Reduction in amortization of deferred financing costs	24,592	18,018
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(35,851)

Under IFRS	$163,613	$96,598

Land use rights, net:
As reported	$887,188	$951,618
IFRS adjustments:
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	21,432	16,737
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(79,707)
Reduction in land use rights recognized upon acquisition of assets and liabilities as a result of capitalization of amortization of land use rights and start-up costs as property and equipment	(1,948)	(1,948)

Under IFRS	$826,965	$886,700

	December 31,
	2014	2013
Accrued expenses and other current liabilities:
As reported	$1,005,720	$928,751
IFRS adjustment:
Additional deferred revenue on point-loyalty programs	7,185	5,581

Under IFRS	$1,012,905	$934,332

Deferred tax liabilities:
As reported	$58,949	$62,806
IFRS adjustments:
Reversal of deferred tax in relation to land use rights	24,024	19,617
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(79,707)

Under IFRS	$3,266	$2,716

Additional paid-in capital:
As reported	$3,092,943	$3,479,399
IFRS adjustments:
Additional share-based compensation recognized	9,778	8,196
Noncontrolling interests’ share on additional share-based compensation recognized	(1,436)	(618)
Noncontrolling interests’ share on additional share-based compensation recognized as a result of change in shareholding of the Philippine subsidiaries	(319)	—

Under IFRS	$3,100,966	$3,486,977

Accumulated other comprehensive losses:
As reported	$17,149	$15,592
IFRS adjustment:
Foreign currency translation adjustment on additional share-based compensation recognized	7	10

Under IFRS	$17,156	$15,602

	December 31,
	2014	2013
Retained earnings:
As reported	$1,227,177	$772,156
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	179,553	138,490
Additional capitalization of borrowing costs as property and equipment	28,284	21,122
Reversal of deferred tax in relation to land use rights	(24,024)	(19,617)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	21,432	16,737
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(11,722)	(9,655)
Additional share-based compensation recognized	(9,759)	(8,182)
Reduction in amortization of deferred financing costs	24,592	18,018
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(35,851)
Additional deferred revenue on point-loyalty programs	(7,185)	(5,581)
Reduction in net loss attributable to noncontrolling interests	(61,984)	(42,875)

Under IFRS	$1,330,513	$844,762

Noncontrolling interests:
As reported	$755,529	$678,312
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	51,762	35,851
Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	5,132	3,630
Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment	11,484	7,512
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	(4,954)	(3,504)
Noncontrolling interests’ share on additional share-based compensation recognized as a result of change in shareholding of the Philippine subsidiaries	315	—
Noncontrolling interests’ share on additional depreciation of property and equipment in relation to difference in capitalization of borrowing costs	(12)	—

Under IFRS	$819,256	$721,801

A reconciliation of the significant consolidated statements of operations accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	Year Ended December 31,
	2014	2013	2012
Casino revenue:
As reported	$4,654,184	$4,941,487	$3,934,761
IFRS adjustment(3):
Additional deferred revenue on point-loyalty programs	(1,604)	(5,581)	—

Under IFRS	$4,652,580	$4,935,906	$3,934,761

General and administrative expenses:
As reported	$311,696	$255,780	$226,980
IFRS adjustment:
Additional share-based compensation recognized	1,577	1,689	468

Under IFRS	$313,273	$257,469	$227,448

Amortization of land use rights:
As reported	$64,471	$64,271	$59,911
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	(41,063)	(40,843)	(36,504)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(4,695)	(4,695)	(4,695)

Under IFRS	$18,713	$18,733	$18,712

Depreciation and amortization:
As reported	$246,686	$261,298	$261,449
IFRS adjustment:
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	2,067	2,029	2,029

Under IFRS	$248,753	$263,327	$263,478

	Year Ended December 31,
	2014	2013	2012
Interest expenses, net of capitalized interest:
As reported	$124,090	$152,660	$109,611
IFRS adjustment:
Additional capitalization of borrowing costs as property and equipment	(6,277)	(17,052)	(2,364)

Under IFRS	$117,813	$135,608	$107,247

Amortization of deferred financing costs:
As reported	$28,055	$18,159	$13,272
IFRS adjustments:
Reduction in amortization of deferred financing costs	(6,574)	(7,480)	(7,152)
Additional capitalization of borrowing costs as property and equipment	(885)	—	—

Under IFRS	$20,596	$10,679	$6,120

Loss on extinguishment of debt:
As reported	$—	$50,935	$—
IFRS adjustment:
Financing costs recognized as part of loss on extinguishment of debt	—	6,523	—

Under IFRS	$—	$57,458	$—

Income tax (expense) credit:
As reported	$(3,036)	$(2,441)	$2,943
IFRS adjustment:
Reversal of deferred tax in relation to land use rights	(4,407)	(4,407)	(4,055)

Under IFRS	$(7,443)	$(6,848)	$(1,112)

	Year Ended December 31,
	2014	2013	2012
Net loss attributable to noncontrolling interests:
As reported	$80,894	$59,450	$18,531
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	(15,911)	(15,911)	(14,602)
Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	(1,502)	(1,502)	(1,502)
Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment	(3,972)	(7,158)	(354)
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	1,450	1,450	1,310
Noncontrolling interests’ share on additional share-based compensation recognized	814	614	—
Noncontrolling interests’ share on additional depreciation of property and equipment in relation to difference in capitalization of borrowing costs	12	—	—

Under IFRS	$61,785	$36,943	$3,383

Notes

(1)	The amount represents the effect attributable to noncontrolling interests as a result of the differences between U.S. GAAP and IFRS.
(2)	The IFRS adjustments do not include the reclassification of the deferred financing costs, net as a reduction of the debt balance as this has no effect on the Company’s shareholders’ equity or net income attributable to Melco Crown Entertainment Limited.
(3)	The IFRS adjustment does not include the reclassification of the casino expense as a reduction of the casino revenue as this has no effect on the Company’s shareholders’ equity or net income attributable to Melco Crown Entertainment Limited.

13.	SUBSEQUENT EVENTS

(a)	On January 2, 2015, the Company submitted an application to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of its ordinary shares on the Main Board of Hong Kong Stock Exchange (the “Proposed De-Listing”). The Proposed De-Listing is expected to take effect at 4:00 p.m. on Friday, July 3, 2015, subject to fulfillment of the conditions of (a) the approval from the Company’s shareholders; (b) the approval from the Listing Committee of the Hong Kong Stock Exchange; and (c) the Company having given its shareholders at least three months’ notice of the Proposed De-Listing commencing on the shareholders’ approval date. As of the date of this announcement, condition (a) has been satisfied.

(b)	On January 30, 2015, MCE Leisure applied to PAGCOR for the issuance of a regular casino license for City of Dreams Manila as MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP, and its subsidiaries including MCE Leisure and the Philippine Parties (collectively referred to as the “Licensees”) satisfied the investment commitment of $1,000,000 under the terms of the Provisional License.

ACHIEVEMENTS AND AWARDS

During the year ended December 31, 2014, Melco Crown Entertainment has not only focused on executing its business development strategy to strengthen its leading position within the industry, but also has continued its efforts in achieving the highest standards of corporate governance and good corporate citizenship to ensure sustainable growth and create a better environment for the community that it serves. As a result, the Company has garnered numerous prestigious awards for its considerable accomplishments.

Continuous Pursuit of Excellence

In 2014, Melco Crown Entertainment was included for the second consecutive year on the Forbes Asia’s “Fabulous 50” list, ranking the best big companies in the region. In recognition of its continuous operational excellence, the Company captured the “Outstanding Company Award” from Corporate Governance Asia magazine, and the “Best VIP Room of the Year” award from International Gaming Awards.

Mr. Lawrence Yau Lung Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, has once again been selected by Corporate Governance Asia magazine as the “Best CEO” and the “Asian Corporate Director of the Year”. He has also been selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in the past six years.

Prestigious Honors for Our World-class Lodging and Entertainment Offerings

Reflecting the Company’s success in delivering a luxurious hospitality experience, for the fifth consecutive year, Altira Macau earned the “Forbes 5-Star Award for Lodging” as well as the “Forbes 5-Star Award for Spa” for Altira Spa from Forbes Travel Guide in 2014. Crown Towers at City of Dreams was the first hotel in Macau to be awarded the Forbes 5-Star Awards by Forbes Travel Guide for its hotel, spa and all of its restaurants, namely Jade Dragon and The Tasting Room, last year.

The Company prides itself in its supreme fine-dining experiences, and has received numerous medals in the FHA Culinary Challenge in 2014, which is the region’s most prestigious international culinary competition dedicated to the promotion of culinary excellence. With a dream team of outstanding chefs, both The Tasting Room and Jade Dragon at City of Dreams earned a Michelin 1-Star in Michelin Guide Hong Kong and Macau. Apart from Jade Dragon and The Tasting Room, Aurora at Altira Macau was also recognized as Forbes 5-Star Restaurant in Forbes Travel Guide, while Tenmasa and Ying were certified as Forbes 4-Star Restaurants. In addition, Tenmasa, Aurora and The Tasting Room all made it onto the “China’s Wine List of the Year” in 2014.

CORPORATE SOCIAL RESPONSIBILITY TO CREATE A BETTER SOCIETY

Melco Crown Entertainment’s commitment to the betterment of the society and a sustainable future for the next generation is seen in green initiatives and proactive community outreach to positively impact on important social issues and ultimately improve the lives of the community in which it operates.

For its high standards and dedicated efforts in promoting corporate social and environmental practices, the Company was honored with the “Best CSR Award” in Asiamoney magazine’s Corporate Governance Poll 2014, the “Caridade Social Award 2014” from the Macau Association of Chinese Young Entrepreneurs and the Youth Committee of the Macao Chamber of Commerce, and the “Outstanding Award — Environmental Performance” in the Macau Business Awards 2014. City of Dreams also attained “ISO 14064 Greenhouse Gas (GHG) Emissions Inventories and Verification” certification from SGS Hong Kong Limited. It has also garnered the“Best Environmental Responsibility” award from Corporate Governance Asia.

Melco Crown Entertainment has always strived to attain the highest quality of management leadership, operational excellence and corporate governance while conscientiously fulfilling its corporate social responsibilities. These awards are encouraging recognition from the industry and the public for the Company’s dedication and its relentless efforts in not only building its business, but also working for a better community and environment for the greater good of society and its stakeholders.

HUMAN RESOURCES

We had 18,367 and 11,958 employees as of December 31, 2014 and 2013, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2014 and 2013. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	December 31,
	2014		2013
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	750	4.1%	618	5.2%
Altira Macau	2,428	13.2%	2,264	18.9%
City of Dreams	9,244	50.3%	8,292	69.3%
Corporate and centralized services(1)	932	5.1%	648	5.5%
City of Dreams Manila	5,013	27.3%	136	1.1%

Total	18,367	100.0%	11,958	100.0%

Note:

(1)	Includes staff for Studio City.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program, scholarship awards, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

DIVIDEND

On February 25, 2014, our Board adopted a new dividend policy (“New Dividend Policy”), under which, subject to our capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, we intend to provide our Shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of our annual consolidated net income attributable to Melco Crown Entertainment.

On April 16, 2014, we paid a special dividend of US$0.1147 per Share to our Shareholders. On June 6, 2014, September 4, 2014 and December 4, 2014, we paid quarterly dividend of US$0.0431 per Share, US$0.0259 per Share and US$0.0239 per Share, respectively, to our Shareholders. On February 12, 2015, the Board declared a quarterly dividend of US$0.0171 per Share which was paid to our Shareholders on March 16, 2015.

The Board does not recommend the payment of a final dividend for the year ended December 31, 2014 (2013: Nil).

CODE ON CORPORATE GOVERNANCE PRACTICES

Our Company is committed to conducting our business consistent with the highest standards of corporate governance practices and procedures, and has adopted our own corporate governance principles, policy and guidelines (collectively, the “Company’s Code”) to deliver these commitments and to enhance our corporate governance practices and procedures. The Company’s Code has been amended to address fully the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) in Appendix 14 to the Listing Rules. The Company’s Code was also developed by the Board taking into consideration the applicable corporate governance standards of NASDAQ.

Our Company has complied with all code provisions in the Corporate Governance Code for the year ended December 31, 2014, except for the following deviations:

Pursuant to code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of the Group, the Board believes it is in the best interests of the Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-executive directors should be appointed for a specific term, subject to re-election. Our Company has not adopted this provision in that all non-executive Directors are not appointed for a specific term. They are, however, subject to retirement and re-election every three years. The reason for this arrangement is that our Company does not consider that arbitrary term limits on Directors’ service are appropriate given that directors ought to be committed to representing the long term interests of the Company’s Shareholders and the retirement and re-election requirements of non-executive Directors have given the Company’s Shareholders the right to approve continuation of non-executive Directors’ offices.

The Company has established the following Board committees to support the Company in maintaining a high corporate governance standard:

•	Audit Committee

•	Compensation Committee

•	Nominating and Corporate Governance Committee

Other details of the roles and functions of the above Board committees are available in the charters of the respective Board committees, which can be found on the websites of Hong Kong Exchanges and Clearing Limited and our Company.

AUDIT COMMITTEE

The Company has an audit committee which was established for the purpose of reviewing and providing supervision over the Group’s financial reporting process and internal controls. The Company’s Audit Committee comprises three independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of the Audit Committee.

PRELIMINARY ANNOUNCEMENT OF THE GROUP’S RESULTS

The Group’s consolidated financial statements for the year ended December 31, 2014 have been reviewed by the Audit Committee of the Company. The figures in respect of the Group’s consolidated balance sheet, consolidated statement of operations and the related notes thereto for the year ended December 31, 2014 as set out in this announcement have been agreed by the Group’s auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on this announcement.

PURCHASE, REDEMPTION OR SALE ON THE COMPANY’S LISTED SECURITIES

During the year ended December 31, 2014, the Company repurchased a total of 12,216,448 ADSs (equivalent to 36,649,344 Shares) at an aggregate purchase price of approximately US$300 million (excluding commission) on NASDAQ and the Company did not repurchase any Share from the Stock Exchange. Particulars of the repurchases are as follows:

Month of repurchase	Total number of ADSs repurchased	Highest price paid per ADS	Lowest price paid per ADS	Aggregate consideration paid
		US$	US$	US$
September 2014	3,707,654	27.60	25.72	100,231,978.75
December 2014	8,508,794	25.10	21.04	199,999,995.52

The trustee of our 2011 Share Incentive Plan has, pursuant to the terms of the rules and the trust deed of the 2011 Share Incentive Plan, purchased on NASDAQ a total of 69,426 ADSs (equivalent to 208,278 Shares) of the Company. The total cost for acquiring these ADSs of approximately US$1.7 million was fully paid during the year ended December 31, 2014.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of any listed securities of the Company during the year.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2014 will be published on the websites of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) and the Company (http://www.melco-crown.com), and will be despatched to shareholders of the Company in due course.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/ are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

By Order of the Board of
Melco Crown Entertainment Limited Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, March 25, 2015

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.